SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.



Braskem S.A.

Condensed Quarterly Information for the period ended September 30, 2022 and independent auditors' review report

(Free Translation into English from the Original Previously Issued in Portuguese.)

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor’s report on review of interim financial information

Grant Thornton Auditores Independentes Ltda.

Av. Eng. Luís Carlos Berrini, 105 - 12ª andar, Itaim Bibi, São Paulo (SP) Brasil

T +55 11 3886-5100

To the Board of directors and shareholders of
Braskem S.A.
Camaçari – BA

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the Company), comprised in the Quarterly Information Form for the quarter ended September 30, 2022, comprising the balance sheet as of September 30, 2022 and the respective statements of income and of comprehensive income for the periods of three and nine months then ended and of changes in shareholders' equity and of cash flows for the period of nine months then ended, including the footnotes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Interim Financial Reporting and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of nine months ended September 30, 2022, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, November 08, 2022

Octavio Zampirollo Neto
CT CRC 1SP-289.095/O-3

Grant Thornton Auditores Independentes Ltda.
CRC 2SP-025.583/O-1

Braskem S.A.

Statement of interim financial position
Base date: 09/30/2022
All amounts in thousands of reais

Assets	Note	Consolidated Sep/22	Consolidated Dec/21	Parent company Sep/22	Parent company Dec/21
Current assets					
Cash and cash equivalents	5	11,737,160	8,680,686	4,680,016	2,298,344
Financial investments	6	2,491,833	3,492,710	2,375,596	3,358,314
Trade accounts receivable	7	6,532,611	7,153,565	4,843,313	5,483,610
Inventories	8	15,013,602	16,335,101	11,042,770	11,821,145
Taxes recoverable	10	752,948	1,428,658	553,673	1,301,432
Income tax and social contribution		1,101,957	1,189,812	307,287	123,004
Derivatives	20.2	56,165	33,816	31,567	3,075
Other receivables		744,791	979,097	484,298	740,201
		38,431,067	**39,293,445**	**24,318,520**	**25,129,125**
Non-current assets					
Financial investments	6	17,388	16,845		
Trade accounts receivable	7		13,395		8,813
Taxes recoverable	10	1,565,160	1,252,058	1,162,386	956,843
Income tax and social contribution		247,110	230,069	247,110	229,809
Deferred income tax and social contribution	22(c)	7,093,021	8,257,252	6,212,784	6,345,249
Judicial deposits		211,345	194,212	201,521	184,383
Derivatives	20.2	59,490	51	59,490	51
Other receivables		387,113	365,652	178,667	270,256
Investments	11	140,161	58,923	22,745,107	23,229,924
Property, plant and equipment	12	37,572,931	37,225,130	16,409,068	15,546,067
Intangible assets	13	2,943,975	2,877,299	2,528,139	2,526,244
Right of use of assets	14	3,540,161	2,780,037	2,002,450	1,399,298
		53,777,855	**53,270,923**	**51,746,722**	**50,696,937**
Total assets		**92,208,922**	**92,564,368**	**76,065,242**	**75,826,062**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of interim financial position
Base date: 09/30/2022
All amounts in thousands of reais

Liabilities and shareholders' equity	Note	Consolidated Sep/22	Consolidated Dec/21	Parent company Sep/22	Parent company Dec/21
Current liabilities					
Trade payables	15	12,859,231	12,053,266	12,586,965	13,372,846
Borrowings	16	1,466,888	1,343,494	726,298	123,775
Braskem Idesa borrowings	17	140,690	86,765		
Debenture	18	113,979	59,088	52,924	
Derivatives	20.2	186,661	256,131	154,860	227,937
Payroll and related charges		879,661	1,170,346	622,419	772,597
Taxes payable	21	596,007	1,012,116	431,295	689,942
Income tax and social contribution		1,178,290	1,672,844	25	1,501,433
Leniency agreement	25	381,495	353,385	381,495	353,385
Sundry provisions	23	473,658	465,051	405,529	377,314
Accounts payable to related parties	9(b)			627,602	1,241,223
Provision - geological event in Alagoas	26	4,854,720	4,378,071	4,854,720	4,378,071
Lease	14(b)	812,084	675,366	443,731	321,424
Other payables		1,148,141	1,667,600	689,231	1,001,534
		25,091,505	**25,193,523**	**21,977,094**	**24,361,481**
Non-current liabilities					
Trade payables	15	10,625	111,464	10,625	111,464
Borrowings	16	32,533,614	33,553,766	5,299,491	2,840,407
Braskem Idesa borrowings	17	11,858,407	12,224,770		
Debenture	18	1,840,927	137,830	1,743,895	
Derivatives	20.2	118,846	362,915	118,846	362,915
Taxes payable	21	219,219	260,497		
Accounts payable to related parties	9(b)			30,316,239	31,827,162
Loan to non-controlling shareholders of Braskem Idesa	9(a)	3,615,735	3,646,538		
Deferred income tax and social contribution	22(c)	1,275,366	1,407,434		
Post-employment benefits		460,155	487,697	248,010	249,252
Provision for losses on subsidiaries	11(b)			912,021	783,930
Legal provisions	24.1	1,148,414	1,153,830	1,141,119	1,143,439
Leniency agreement	25	494,829	769,911	494,829	769,911
Sundry provisions	23	814,594	824,212	739,659	743,997
Provision - geological event in Alagoas	26	2,377,867	3,283,188	2,377,867	3,283,188
Lease	14(b)	3,164,248	2,481,048	1,913,150	1,356,698
Other payables		355,661	461,917	83,035	126,399
		60,288,507	**61,167,017**	**45,398,786**	**43,598,762**
Shareholders' equity	27				
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		6,175	3,473	6,175	3,473
Revenue reserves		2,242,911	3,483,935	2,242,911	3,483,935
Additional paid in capital		(488,388)	(488,388)	(488,388)	(488,388)
Long-term incentive plans		28,858	31,932	28,858	31,932
Other comprehensive income		(2,400,826)	(3,170,158)	(2,400,826)	(3,170,158)
Treasury shares		(28,173)	(38,197)	(28,173)	(38,197)
Retained earnings		1,285,583		1,285,583	
Total attributable to the Company's shareholders		8,689,362	7,865,819	8,689,362	7,865,819
Non-controlling interest in subsidiaries		(1,860,452)	(1,661,991)		
		6,828,910	**6,203,828**	**8,689,362**	**7,865,819**
Total liabilities and shareholders' equity		**92,208,922**	**92,564,368**	**76,065,242**	**75,826,062**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of profit or loss
Base date: 09/30/2022
All amounts in thousands of reais, except earnings (loss) per share

	Note	3Q2022	3Q2021	Sep/22	Sep/21
					Consolidated
Net revenue	29	**25,386,784**	**28,299,463**	**77,529,527**	**77,413,096**
Cost of products sold	30	(23,158,256)	(19,994,870)	(66,092,483)	(52,057,968)
Gross profit		**2,228,528**	**8,304,593**	**11,437,044**	**25,355,128**
Income (expenses)					
Selling and distribution	30	(515,017)	(543,665)	(1,572,582)	(1,475,809)
Loss (reversals) for impairment of trade accounts receivable and others from clients	30	381	(2,262)	(21,390)	2,925
General and administrative	30	(685,380)	(642,998)	(1,964,647)	(1,751,153)
Research and development	30	(104,233)	(73,778)	(255,327)	(197,995)
Results from equity investments	11(c)	(217)	(4,089)	26,307	(1,097)
Other income	30	100,576	(129,695)	210,570	1,304,840
Other expenses	30	(334,375)	(389,458)	(1,744,844)	(915,218)
Profit (loss) before net financial expenses and taxes		**690,263**	**6,518,648**	**6,115,131**	**22,321,621**
Financial results	31				
Financial expenses		(1,287,314)	(1,212,230)	(4,069,859)	(4,269,789)
Financial income		584,756	184,316	1,374,137	1,591,646
Exchange rate variations, net		(993,101)	(2,074,978)	(1,145,143)	(2,930,678)
		(1,695,659)	**(3,102,892)**	**(3,840,865)**	**(5,608,821)**
Profit (loss) before income tax and social contribution		**(1,005,396)**	**3,415,756**	**2,274,266**	**16,712,800**
Current and deferred income tax and social contribution	22(a)	(416,396)	101,953	(1,211,378)	(3,219,379)
Net profit (loss) for the period		**(1,421,792)**	**3,517,709**	**1,062,888**	**13,493,421**
Attributable to:					
Company's shareholders		(1,102,988)	3,536,811	1,374,797	13,454,604
Non-controlling interest in subsidiaries		(318,804)	(19,102)	(311,909)	38,817
Net profit (loss) for the period		**(1,421,792)**	**3,517,709**	**1,062,888**	**13,493,421**
Earnings per share - basic and diluted - R$	28				
Basic					
Common				1.7268	16.9088
Preferred shares class "A"				1.7269	16.9091
Preferred shares class "B"				0.6057	0.6057
Diluted					
Common				1.7268	16.9088
Preferred shares class "A"				1.7231	16.8588
Preferred shares class "B"				0.6057	0.6057

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of profit or loss
Base date: 09/30/2022
All amounts in thousands of reais, except earnings (loss) per share

	Note				Parent company
		3Q2022	3Q2021	Sep/22	Sep/21
Net revenue	29	**17,936,219**	**17,816,640**	**54,312,401**	**48,966,205**
Cost of products sold	30	(16,719,067)	(13,805,475)	(49,030,872)	(35,373,198)
Gross profit		**1,217,152**	**4,011,165**	**5,281,529**	**13,593,007**
Income (expenses)					
Selling and distribution	30	(295,577)	(271,323)	(890,031)	(739,010)
Loss (reversals) for impairment of trade accounts receivable and others from clients	30	258	(3,520)	(3,260)	(2,363)
General and administrative	30	(456,294)	(408,643)	(1,312,559)	(1,126,754)
Research and development	30	(54,408)	(40,221)	(136,804)	(107,695)
Results from equity investments	11(c)	(235,282)	2,467,169	2,802,091	7,320,308
Other income	30	94,861	(202,364)	170,068	1,270,468
Other expenses	30	(338,145)	(333,260)	(1,773,597)	(852,890)
Profit (loss) before net financial expenses and taxes		**(67,435)**	**5,219,003**	**4,137,437**	**19,355,071**
Financial results	31				
Financial expenses		(1,148,042)	(966,253)	(3,408,064)	(3,221,307)
Financial income		380,899	153,334	908,287	1,327,714
Exchange rate variations, net		(801,181)	(1,559,131)	(1,013,054)	(2,272,302)
		(1,568,324)	**(2,372,050)**	**(3,512,831)**	**(4,165,895)**
Profit (loss) before income tax and social contribution		**(1,635,759)**	**2,846,953**	**624,606**	**15,189,176**
Current and deferred income tax and social contribution	22(a)	532,771	689,858	750,191	(1,734,572)
Net profit (loss) for the period		**(1,102,988)**	**3,536,811**	**1,374,797**	**13,454,604**
Earnings per share - basic and diluted - R$	28				
Basic					
Common				1.7268	16.9088
Preferred shares class "A"				1.7269	16.9091
Preferred shares class "B"				0.6057	0.6057
Diluted					
Common				1.7268	16.9088
Preferred shares class "A"				1.7231	16.8588
Preferred shares class "B"				0.6057	0.6057

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of comprehensive income
Base date: 09/30/2022
All amounts in thousands of reais

	Note	3Q2022	3Q2021	Sep/22	Consolidated Sep/21
Net profit (loss) for the period		**(1,421,792)**	**3,517,709**	**1,062,888**	**13,493,421**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge, net of taxes		19,371	(193,749)	267,349	143,538
Fair value of cash flow hedge from jointly-controlled, net of taxes			3,644	1,660	1,239
		19,371	(190,105)	269,009	144,777
Exchange variation of foreign, net of taxes	20.2 (a.i)	(359,746)	(1,266,596)	1,211,194	229,313
Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes	20.2 (a.ii)	(50,569)	(144,889)	294,172	42,593
		(410,315)	(1,411,485)	1,505,366	271,906
Foreign subsidiaries currency translation adjustment		611,240	2,055,990	(937,916)	1,052,402
Foreign subsidiaries currency translation adjustment		**220,296**	**454,400**	**836,459**	**1,469,085**
Defined benefit plan actuarial loss, net of taxes					
Long term incentive plan, net of taxes					1,067
Total					1,067
Total comprehensive income for the period		**(1,201,496)**	**3,972,109**	**1,899,347**	**14,963,573**
Attributable to:					
Company's shareholders		(809,306)	4,108,711	2,109,759	14,928,885
Non-controlling interest in subsidiaries		(392,190)	(136,602)	(210,412)	34,688
Total comprehensive income for the period		**(1,201,496)**	**3,972,109**	**1,899,347**	**14,963,573**

The notes are an integral part of the interim financial statements.

Braskem

Braskem S.A.

Statement of comprehensive income
Base date: 09/30/2022
All amounts in thousands of reais

	Note	3Q2022	3Q2021	Sep/22	Parent company Sep/21
Net profit (loss) for the period		**(1,102,988)**	**3,536,811**	**1,374,797**	**13,454,604**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge, net of taxes		19,371	(207,717)	267,349	72,647
Fair value of cash flow hedge - Braskem Idesa, net of taxes			10,476		53,168
Fair value of cash flow hedge from jointly-controlled, net of taxes			3,644	1,660	1,239
		19,371	(193,597)	269,009	127,054
Exchange variation of foreign, net of taxes	20.2 (a.i)	(359,746)	(1,266,596)	1,211,194	229,313
Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes	20.2 (a.ii)	(37,926)	(108,667)	220,629	31,945
		(397,672)	(1,375,263)	1,431,823	261,258
Foreign subsidiaries currency translation adjustment		671,983	2,140,760	(965,870)	1,084,902
Foreign subsidiaries currency translation adjustment		**293,682**	**571,900**	**734,962**	**1,473,214**
Defined benefit plan actuarial loss, net of taxes					
Long term incentive plan, net of taxes					1,067
Total					1,067
Total comprehensive income for the period		**(809,306)**	**4,108,711**	**2,109,759**	**14,928,885**

The notes are an integral part of the interim financial statements.

Statement of changes in equity

All amounts in thousands of reais

		Attributed to shareholders' interest													
				Revenue reserves									Total		Total shareholders' equity (net capital deficiency)
	Note	Capital	Capital reserve	Legal reserve	Tax incentive	Retention of profits	Additional dividends proposed	Additional paid in capital	Long-term incentive plans	Other comprehensive income	Treasury shares	Retained earnings / (accumulated losses)	Braskem shareholders' interest	Non-controlling interest in subsidiaries	
At January 1, 2021		8,043,222						(488,388)	31,609	(5,209,498)	(49,704)	(4,529,547)	(2,202,306)	(1,664,212)	(3,866,518)
Net profit for the period												13,454,604	13,454,604	38,817	13,493,421
Other comprehensive income	27.4									1,474,281			1,474,281	(4,129)	1,470,152
Comprehensive income for the period:										1,474,281		13,454,604	14,928,885	34,688	14,963,573
Other assetand liability valuation adjustments	27.4									5,275		20,163	25,438		25,438
Prescribed dividend												1,653	1,653		1,653
Incentive long termplan payments with treasury shares	27.2		3,473								11,507		14,980		14,980
Long termincentive plan									(4,483)				(4,483)	(132)	(4,615)
Balances at September 30, 2021		8,043,222	3,473					(488,388)	27,126	(3,729,942)	(38,197)	8,946,873	12,764,167	(1,629,656)	11,134,511
At January 1, 2022		8,043,222	3,473	472,770	1,017,546	643,619	1,350,000	(488,388)	31,932	(3,170,158)	(38,197)		7,865,819	(1,661,991)	6,203,828
Net profit for the period												1,374,797	1,374,797	(311,909)	1,062,888
Other comprehensive income	27.4									734,962			734,962	101,497	836,459
Comprehensive income for the period:										734,962		1,374,797	2,109,759	(210,412)	1,899,347
Other assetand liability valuation adjustments	27.4									34,370		20,162	54,532		54,532
Long termincentive plan									(3,074)				(3,074)		(3,074)
Other												(400)	(400)		(400)
SUDENE taxincentive supplement					108,976							(108,976)			
Addition by company acquisition														13,187	13,187
Incentive long termplan payments with treasury shares	27.2		2,702								10,024		12,726		12,726
Additional dividends payed approved in the board meeting	27.3						(1,350,000)						(1,350,000)		(1,350,000)
Proposed dividends														(1,236)	(1,236)
Balances at September 30, 2022		8,043,222	6,175	472,770	1,126,522	643,619		(488,388)	28,858	(2,400,826)	(28,173)	1,285,583	8,689,362	(1,860,452)	6,828,910

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of cash flows
Base date: 09/30/2022
All amounts in thousands of reais

	Note	Consolidated		Parent company	
		Sep/22	Sep/21	Sep/22	Sep/21
Profit before income tax and social contribution		2,274,266	16,712,800	624,606	15,189,176
Adjustments for reconciliation of profit					
Depreciation and amortization		3,301,916	2,812,758	2,204,029	1,645,160
Results from equity investments	11(c)	(26,307)	1,097	(2,802,091)	(7,320,308)
Interest foreign exchange gain/losses		2,986,848	4,292,501	3,090,505	3,356,718
Provisions, net		126,153	546,684	126,247	544,919
Provision (reversal) - geological event in Alagoas	30	1,413,530	(69,130)	1,413,530	(69,130)
PIS and Cofins credits - exclusion of ICMS from the calculation basis	30		(1,031,099)		(1,031,099)
Loss for impairment of trade accounts receivable and others from clients		21,390	(2,925)	3,261	2,363
Provision (reversal) for losses and write-offs of long-lived assets	30	18,880	(28,117)	23,168	(31,917)
		10,116,676	**23,234,569**	**4,683,255**	**12,285,882**
Changes in operating working capital					
Financial investments		1,261,518	784,027	1,236,414	816,331
Trade accounts receivable		469,807	(3,085,730)	660,811	(2,557,688)
Inventories		1,273,733	(5,782,645)	787,136	(4,343,721)
Taxes recoverable		844,737	2,075,926	793,361	2,110,260
Other receivables		85,713	(192,997)	307,428	(196,490)
Trade payables		867,678	(23,799)	(876,050)	1,157,143
Taxes payable		(573,363)	121,619	(477,819)	58,334
Leniency agreement		(317,867)	(389,087)	(317,867)	(389,087)
Sundry provisions		(201,728)	(285,430)	(180,022)	(266,172)
Geological event in Alagoas	26	(1,976,083)	(2,018,118)	(1,976,083)	(2,018,118)
Other payables		(812,512)	857,666	(457,020)	668,045
Cash generated from operations		**11,038,309**	**15,296,001**	**4,183,544**	**7,324,719**
Interest paid		(2,470,245)	(2,569,965)	(264,915)	(297,922)
Income tax and social contribution paid		(1,927,083)	(2,172,769)	(1,569,627)	(1,236,156)
Net cash generated from operating activities		**6,640,981**	**10,553,267**	**2,349,002**	**5,790,641**
Proceeds from the sale of fixed and intangible assets		1,203	39,719	9,940	48,444
Dividends received		2,947		2,239,485	4,209
Additions to investments in subsidiaries		(97,864)		(18,026)	(25,000)
Acquisitions to property, plant and equipment and intangible assets		(3,316,996)	(2,042,939)	(2,501,770)	(1,760,190)
Net cash (used) generated in investing activities		**(3,410,710)**	**(2,003,220)**	**(270,371)**	**(1,732,537)**
Short-term and Long-term debt					
Acquired		5,221,873	21,474	5,221,873	10,332
Payments		(3,143,058)	(9,226,608)	(609,050)	(1,534,884)
Braskem Idesa borrowings					
Payments		(45,311)	(766,250)		
Related parties					
Acquired				1,695,129	41,270
Payments				(4,283,044)	(6,907,148)
Mutual payment of non-controlling shareholder at Braskem Idesa		(34,122)			
Lease		(590,859)	(594,337)	(372,591)	(317,091)
Dividends paid		(1,350,266)	(2,034)	(1,349,276)	(62)
Participação de acionistas não controladores		21,162			
Net cash generated (used) in financing activities	19	**79,419**	**(10,567,755)**	**303,041**	**(8,707,583)**
Exchange variation on cash of foreign subsidiaries		(253,216)	180,744		
Increase (decrease) in cash and cash equivalents		**3,056,474**	**(1,836,964)**	**2,381,672**	**(4,649,479)**
Represented by					
Cash and cash equivalents at the beginning of the period		8,680,686	13,862,852	2,298,344	8,377,511
Cash and cash equivalents at the end of the period		11,737,160	12,025,888	4,680,016	3,728,032
(Decrease) increase in cash and cash equivalents		**3,056,474**	**(1,836,964)**	**2,381,672**	**(4,649,479)**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of value added
Base date: 09/30/2022
All amounts in thousands of reais

	Consolidated		Parent company	
	Sep/22	Sep/21	Sep/22	Sep/21
Revenue	**89,412,571**	**90,030,264**	**66,052,443**	**61,543,463**
Sale of goods, products and services	89,521,795	89,582,914	66,214,470	61,076,397
Other income, net	(87,834)	444,425	(158,767)	469,429
Loss for doubtful accounts	(21,390)	2,925	(3,260)	(2,363)
Inputs acquired from third parties	**(73,299,543)**	**(59,461,023)**	**(56,383,527)**	**(43,335,082)**
Cost of products, goods and services sold	(69,631,388)	(57,584,521)	(54,864,924)	(42,108,702)
Material, energy, outsourced services and others	(3,656,937)	(1,921,009)	(1,508,623)	(1,274,273)
Gain (impairment) of assets	(11,218)	44,507	(9,980)	47,893
Gross value added	**16,113,028**	**30,569,241**	**9,668,916**	**18,208,381**
Depreciation, amortization and depletion	(3,301,916)	(2,812,758)	(2,204,029)	(1,645,160)
Net value added produced by the Company	**12,811,112**	**27,756,483**	**7,464,887**	**16,563,221**
Value added received in transfer	**1,706,436**	**1,714,605**	**3,710,542**	**8,864,945**
Results from equity investments	26,307	(1,097)	2,802,091	7,320,308
Financial income	1,679,965	1,715,143	908,287	1,544,501
Other	164	559	164	136
Total value added to distribute	**14,517,548**	**29,471,088**	**11,175,429**	**25,428,166**
Personnel	**1,520,120**	**1,693,096**	**953,396**	**980,178**
Direct compensation	1,205,449	1,367,909	720,575	763,736
Benefits	256,842	269,601	173,600	162,148
FGTS (Government Severance Pay Fund)	57,829	55,586	59,221	54,294
Taxes, fees and contribuitions	**6,250,577**	**6,659,871**	**4,210,543**	**5,090,412**
Federal	2,625,806	5,197,610	651,793	3,694,935
State	3,541,056	1,378,158	3,541,056	1,378,158
Municipal	83,715	84,103	17,694	17,319
Remuneration on third parties' capital	**5,683,963**	**7,624,700**	**4,636,693**	**5,902,972**
Financial expenses	5,478,872	7,311,251	4,379,162	5,697,878
Rentals	205,091	313,449	257,531	205,094
Remuneration on own capital	**1,062,888**	**13,493,421**	**1,374,797**	**13,454,604**
Profit for the period	1,374,797	13,454,604	1,374,797	13,454,604
Non-controlling interest in subsidiaries	(311,909)	38,817		
Value added distributed	**14,517,548**	**29,471,088**	**11,175,429**	**25,428,166**

The notes are an integral part of the interim financial statements.

Summary of Notes

All amounts in thousands Reais, except as otherwise stated

1 Operations

Braskem S.A. ("Parent Company" or Braskem) is a public corporation headquartered in Camaçari, Bahia ("BA"), which, jointly with its subsidiaries ("Company" or Consolidated), is controlled by Novonor S.A. ("Novonor"), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A.

The Braskem's shares are traded on B3 S.A. Brasil, Bolsa, Balcão ("B3"), under the tickers BRKM3, BRKM5 and BRKM6, on the New York Stock Exchange ("NYSE") under the ticker BAK and on the Madrid Stock Exchange ("LATIBEX") under the ticker XBRK.

The Company is engaged, among others, in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies.

The Company has industrial plants in Brazil, the United States, Germany, and Mexico. The units produce thermoplastic resins, such as polyethylene ("PE"), polypropylene ("PP"), polyvinyl chloride ("PVC") and other basic petrochemicals.

Operations of subsidiary Braskem Idesa ("BI")

On September 27, 2021, BI signed the following documents to enable the continuity of its operations:

(i) amendment to the ethane supply agreement ("Amendment") with PEMEX; and

(ii) agreement with Petróleos Mexicanos, PEMEX Logística and other government entities, establishing administrative support measures, especially with the obtainment of licenses, permits and rights of way for the project to build an ethane import terminal ("Terminal Agreement").

The Amendment changed the minimum contractual volume commitment to 30,000 barrels/day until the limit date of February 2025 (subject to extensions in the event of delay in obtaining the licenses for the terminal's construction). The terminal's startup is expected in the second half of 2024.

The Amendment further established first-refusal rights for Braskem Idesa in the acquisition of all ethane that PEMEX has available and did not consume in its own production process through 2045, at prices based on international references. Note that the terminal project is designed to supplement ethane supply in Mexico by gaining access to new feedstock sources. The approvals required for the Amendment and Terminal Agreement to come into force were obtained in October 2021 and the Amendment started producing effects retroactive to February 26, 2021, the execution date of the memorandum of understanding.

On June 14, 2022, BI signed agreements with Advario B.V. to sell 50% of the capital stock of Terminal Química Puerto México ("TQPM"), the subsidiary of BI responsible for developing and operating the ethane import terminal project in Mexico. The operation is subject to the applicable approvals and after completed, each of the parties involved will hold a 50% of equity interest in TQPM.

All amounts in thousands Reais, except as otherwise stated

2 Basis of preparation and presentation of the Quarterly Information

The consolidated and parent company Quarterly Information ("Quarterly Information") was prepared and is presented in accordance with the Technical Pronouncement CPC21(R1) – Interim Statements, issued by the Accounting Pronouncements Committee (CPC), equivalent to IAS34 - Interim Financial Reporting, issued by the International Accounting Standards Board.

This Quarterly Information refers to the nine-month period ended as of September 30, 2022 and should be read jointly with the financial statements of the Company for the year ended December 31, 2021, which comprise a complete set of the notes.

This Quarterly Information is presented in Brazilian Real, which is the Parent Company's functional currency. All amounts have been rounded to the nearest thousand unless stated otherwise.

The same accounting policies and methods of computation were followed in this Quarterly Information as those followed in the preparation of the Company's annual financial statements related to the year ended December 31, 2021.

The judgments and assumptions made by management in the use of estimates for preparing this Quarterly Information did not differ significantly from those described in the financial statements as of December 31, 2021, which were issued on March 16, 2022.

The issue of this Quarterly Information was authorized by the Executive Board on November 8, 2022.

All amounts in thousands Reais, except as otherwise stated

The consolidated Quarterly Information includes the Quarterly Information of the Parent Company and the following entities:

			Total and voting interest (%)		
			Sep/22 and Dec/21 (*)		
		Headquarter	Direct	Indirect	Total
Direct subsidiaries					
BM Insurance Company Limited ("BM Insurance")		Bermuda	100		100
Braskem Argentina S.A. ("Braskem Argentina")		Argentina	99.67	0.33	100
Braskem Energy Ltda.	(i)	Brazil	100		100
Braskem Finance Limited ("Braskem Finance")		Cayman	100		100
Braskem Green S.A.		Brazil	100		100
Braskem Incorporated Limited ("Braskem Inc.")		Cayman	100		100
Braskem Mexico, S. de RL de C.V. ("Braskem México")		Mexico	99.97	0.03	100
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100		100
Braskem Petroquímica Chile Ltda. ("Braskem Chile")		Chile	99.79	0.21	100
Braskem Ventures Ltda. ("Braskem Ventures")	(ii)	Brazil	100		
Cetrel S.A. ("Cetrel")		Brazil	63.70		63.70
Lantana Trading Co. Inc. ("Lantana")		Bahamas	96.34	3.66	100
Voqen Energia Ltda. ("Voqen")	(i)	Brazil	100		100
Special Purpose Entities					
Fdo. Invest. Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100		100
Fdo. Invest. Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")		Brazil	100		100
Indirect subsidiaries					
B&TC B.V. ("B&TC")	(iii)	Netherlands	60		60
Braskem America Finance Company ("Braskem America Finance")		USA		100	100
Braskem America, Inc. ("Braskem America")		USA		100	100
Braskem Europe GmbH ("Braskem Alemanha")		Germany	5.66	94.34	100
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	0.01	74.99	75
Braskem Idesa Servicios S.A. de C.V. ("Braskem Idesa Serviços")		Mexico		75	75
Braskem India Private Limited ("Braskem India")		India		100	100
Braskem Mexico Proyectos S.A. de C.V. ("Braskem Sofom")		Mexico		100	100
Braskem Mexico Servicios S. RL de C.V. ("Braskem México Serviços")		Mexico		100	100
Braskem Netherlands Finance B.V. ("Braskem Holanda Finance")		Netherlands		100	100
Braskem Netherlands Green B.V. ("Braskem Holanda Green")		Netherlands		100	100
Braskem Netherlands Inc. B.V. ("Braskem Holanda Inc.")		Netherlands		100	100
Builder Brasil Ltda. ("Builder Brasil")	(ii)	Brazil		100	
Builder USA LLC. ("Builder USA")	(ii)	USA		100	
Distribuidora de Água Camaçari S.A. ("DAC")		Brazil		63.70	63.70
ER Plastics B.V. ("ER Plastics")	(iii)	Netherlands		60	60
Terminal Química Puerto México ("Terminal Química")		Mexico		75	75

(*) In the period ended September 30, 2022, there were no changes in the interests in total and voting capital compared to December 2021, except for the acquisition/incorporation of the companies below:

(i) Voqen was acquired in January 2022 and went operational in September 2022. Its main activities include power and natural gas trading and related services, such as business intermediation, commercial advice and representation in the Free Energy Contracting Environment. In July 2022, Braskem Energy Ltda., which was 100% held by Braskem, was absorbed by Voqen.

(ii) Braskem Ventures, Builder Brasil and Builder USA: entities established between May 2022 and June 2022 and make up the Oxygea group, whose mission is to foster the creation and development of new business initiatives on sustainability and digital transformation by interacting with startups in the market.

(iii) B&TC and ER Plastics: In August 2022, Brakem Holanda acquired 60% interest in B&TC, which holds 100% of the shares of ER Plastics, which undertakes mechanical recycling of mixed plastic waste into compression molded products (boards for use in construction and pallets).

The subsidiaries with a functional currency different from Brazilian Real (R$) are listed below:

	Functional currency
Braskem Alemanha, B&TC e ER Plastics	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc., Braskem México Sofom, Braskem Holanda Green, Terminal Química e Builder USA.	U.S.dollar ("US$")
Braskem Idesa, Braskem Idesa Serviços, Braskem México e Braskem México Serviços	Mexican peso
Braskem Argentina	Argentinean peso
Braskem Chile	Chilenean peso
Braskem Índia	Rupee

3 Normative changes adopted in current fiscal year

The following normative changes that come into force for fiscal years starting from January 1, 2022 are:

- Onerous Contracts: costs of fulfilling a contract (amendments to CPC 25/IAS 37).

- Annual improvements of IFRS Standards 2018-2020.

- Property, Plant and Equipment: revenue before intended use (amendments to CPC 27/IAS 16).

- Reference to the Conceptual Framework (amendments to CPC 15(R1)/IFRS 3).

Based on Management's assessment, these amendments did not have any significant impacts on this Quarterly Information.

4 Updates on relevant topics

4.1 Impacts from Russia-Ukraine conflict

Global markets currently are operating in a period marked by elevated levels of geopolitical, economic, and financial uncertainty, volatility and disruption after the Russian invasion in Ukraine. Although the duration and full impact of the ongoing military conflict are unpredictable, this conflict and other geopolitical tensions could affect global economic activity.

The Company formed a committee to monitor the sanctions applied to Russia and the developments in the conflict as well as to take any measures to minimize potential impacts on the Company, its team members and its local communities.

The conflict has caused an increase in the international price of commodities related to the Company's business, such as oil and natural gas, affecting the cost of the Company's inputs used in the production process. Additionally, it had global effects on the level of demand for petrochemical products, on supply chains and industrial operations. Up to the present moment, it has not caused significant adverse impacts on the Company's equity and financial position, although it is not possible to accurately predict significant adverse effects in the future.

Additional sanctions, embargoes, regional instability, geopolitical changes, dysfunctions in the logistics chain, adverse effects on macroeconomic conditions, foreign exchange rates and interest rates could affect the prices of products and costs of inputs in the international market, interrupt the supply chain, reduce sales and/or affect operations of the Company. As of the reporting date, the Company had not identified any relevant impacts on its business arising from the sanctions applied to date and adverse scenario caused by the geopolitical conflict.

All amounts in thousands Reais, except as otherwise stated

5 Cash and cash equivalents

		Consolidated		Parent company	
		Sep/22	Dec/21	Sep/22	Dec/21
Cash					
Domestic market		395,761	676,083	394,864	676,080
Foreign market	(i)	5,610,361	4,374,739		
Cash equivalents	(ii)				
Domestic market		4,302,779	1,141,221	4,285,152	1,107,352
Foreign market	(i)	1,428,259	2,488,643		514,912
Total		**11,737,160**	**8,680,686**	**4,680,016**	**2,298,344**

(i) On September 30, 2022, it includes cash of R$1,178,717 of cash and R$983,280 of cash equivalents (2021: R$1,267,582 of cash and R$505,749 of cash equivalents) of the subsidiary Braskem Idesa. These amounts can only be used by this subsidiary. The remaining amounts are used by the Company in accordance with its capital management policy.

(ii) Average profitability of cash equivalents is presented jointly with financial investments (see note 6).

Cash equivalents in Brazil are represented mainly by fixed-income instruments and time deposits held by the Company's exclusive funds (FIM Júpiter and FIM Netuno) and market funds, such as bank deposit certificates ("CDBs"), financial bills, repurchase of debentures, and shares of fixed income investment funds.

The cash equivalents abroad consist of fixed income instruments (Time Deposit) and interest bearing accounts.

All amounts in thousands Reais, except as otherwise stated

6 Financial investments

			Consolidated		Parent company
		Sep/22	Dec/21	Sep/22	Dec/21
Amortized cost					
Time deposit investments		15,368	106,271	15,368	106,271
Fair value through profit or loss					
LFT´s and LF´s	(i)	2,151,652	2,337,171	2,127,449	2,337,172
Restricted funds investments	(ii)	177,756	852,362	160,368	835,517
Other		164,445	213,751	72,411	79,354
Total		**2,509,221**	**3,509,555**	**2,375,596**	**3,358,314**
Current assets		2,491,833	3,492,710	2,375,596	3,358,314
Non-current assets		17,388	16,845		
Total		**2,509,221**	**3,509,555**	**2,375,596**	**3,358,314**

(i) These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian federal government and floating-rate bonds ("LFs") issued by financial institutions.

(ii) Includes the following amounts: R$160,368 (2021: R$835,517) in restricted funds used in the program for relocation of residents in Alagoas (Note 26.1(i)); and R$17,388 (2021: R$16,845) of bank deposits, to cover debt service payments on the debentures issued by a subsidiary (Note 18).

Financial investments and cash equivalents (Note 5) in local currency registered average profitability of 102.69% of the CDI p.a. in the first nine months ended September 30, 2022 (2021: 102,5%) and financial investments and cash equivalents (Note 5) in foreign currency registered average profitability of 1.17% p.a. (2021: 0.45% p.a.).

All amounts in thousands Reais, except as otherwise stated

7 Trade accounts receivable

The Company's average receivables term is generally 30 days; therefore, the amount of the trade accounts receivable corresponds to their fair value. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are substantially transferred, for which reason the trade notes are derecognized.

At September 30, 2022, the total amount of the operation was R$2.9 billion in the Parent Company and in the Consolidated (2021: R$2.8 billion in the Parent Company and R$3.5 billion in the Consolidated), with respective interest amounts of R$72 million in the Parent Company and R$77 million in the Consolidated (2021: R$37 million in the Parent Company and R$39 million in the Consolidated), recorded under Financial Expenses.

	Note	Consolidated		Parent company	
		Sep/22	Dec/21	Sep/22	Dec/21
Customers					
Domestic market					
Third parties		2,240,658	2,851,701	2,161,887	2,692,090
Related parties	9	34,145	12,240	34,145	95,271
		2,274,803	2,863,941	2,196,032	2,787,361
Foreign market					
Third parties		4,388,261	4,434,653	903,177	790,429
Related parties	9			1,837,673	2,028,834
		4,388,261	4,434,653	2,740,850	2,819,263
Expected credit losses		(130,453)	(131,634)	(93,569)	(114,201)
Total		**6,532,611**	**7,166,960**	**4,843,313**	**5,492,423**
Current assets		6,532,611	7,153,565	4,843,313	5,483,610
Non-current assets			13,395		8,813
Total		**6,532,611**	**7,166,960**	**4,843,313**	**5,492,423**

8 Inventories

	Consolidated		Parent company	
	Sep/22	Dec/21	Sep/22	Dec/21
Finished goods	9,640,841	9,277,809	6,556,204	5,892,312
Semi-finished goods	659,377	568,914	659,377	568,914
Raw materials, production inputs and packaging	3,222,917	3,359,047	2,496,976	2,659,364
Maintenance materials	759,629	840,724	481,360	425,689
Advances to suppliers	61,678	62,573	44,864	45,558
Imports in transit	1,212,486	2,308,252	1,212,381	2,308,252
Allowance to net realizable value	(543,326)	(82,218)	(408,392)	(78,944)
Total	**15,013,602**	**16,335,101**	**11,042,770**	**11,821,145**

All amounts in thousands Reais, except as otherwise stated

9 Related parties

(a) Consolidated

Consolidated

Balance sheet	Balances at September 30, 2022 – Associates companies, Jointly-controlled investment and Related companies: Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i) (i)	Total	Balances at December 31, 2021 – Associates companies, Jointly-controlled investment and Related companies: Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i) (i)	Total
Assets								
Current								
Trade accounts receivable		9,940	24,205	34,145		4,894	7,346	12,240
Inventories (advance to suppliers)		7,095		7,095		9,927		9,927
Dividends and interest on capital			1,013	1,013				
Other receivabels	11,348	287		11,635		287		287
Non-current								
Other receivabels		32,565		32,565		38,987		38,987
Total assets	**11,348**	**49,887**	**25,218**	**86,453**		**54,095**	**7,346**	**61,441**
Liabilities								
Current								
Trade payables	87,112	221,587	254	308,953	103,259	134,063	11,113	248,435
Other payables	3	296,071	314	296,388		296,984	345	297,329
Non-current								
Trade payables	3,069			3,069				
Loan to non-controlling shareholders of Braskem Idesa			3,615,735	3,615,735			3,646,538	3,646,538
Total liabilities	**90,184**	**517,658**	**3,616,303**	**4,224,145**	**103,259**	**431,047**	**3,657,996**	**4,192,302**

Transactions	Nine-month period ended September 30, 2022 – Associates companies, Jointly-controlled investment and Related companies: Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i) (i)	Total	Nine-month period ended September 30, 2021 – Associates companies, Jointly-controlled investment and Related companies: Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i) (i)	Total
Sales of products		146,599	357,643	504,242		113,647	432,651	546,298
Purchases of raw materials, finished goods services and utilities	(228,944)	(20,419,380)	(20,527)	(20,668,851)	(206,549)	(14,124,673)	(6,895)	(14,338,117)
Financial income (expenses), net	(849)	(53)	65,946	65,044	(119)	(11,843)	(164,087)	(176,049)
Private pension ("Vexty")			(33,501)	(33,501)			(56,545)	(56,545)
Other expenses		(17,335)		(17,335)				

(i) Borealis, Idesa, Refinaria de Petróleo Riograndense S.A and Vexty

All amounts in thousands Reais, except as otherwise stated

(b) Parent Company

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			Balances at September 30, 2022
Balance sheet	Braskem Finance	Braskem Netherlands	Braskem Netherlands Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other (i) (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i) (ii)	Total
Assets											
Current											
Cash and equivalents						954,133					954,133
Financial investments						2,359,812					2,359,812
Trade accounts receivable		1,579,497		27,045	190,682		40,449		9,940	24,205	1,871,818
Inventories (advance to suppliers)									7,095		7,095
Dividends and interest on capital										1,013	1,013
Other receivables - Related parties											
Other receivables		7,057		69	6		331	11,348	287		19,098
Non-current											
Other receivables - Related parties											
Loan agreements							1,440				1,440
Other receivables									32,565		32,565
Total assets		1,586,554		27,114	190,688	3,313,945	42,220	11,348	49,887	25,218	5,246,974
Liabilities											
Current											
Trade payables		9,759,226					21,251	87,112	221,587	254	10,089,430
Borrowings		17,656	38,545								56,201
Accounts payable to related parties											
Advance to export	11,944		484,341	6,527							502,812
Other payables		124,746					44				124,790
Other							1,165	3	296,071	314	297,553
Non-current											
Trade payables								3,069			3,069
Borrowings		796,570	1,351,650								2,148,220
Accounts payable to related parties											
Advance to export	686,654		29,180,837	448,748							30,316,239
Total liabilities	698,598	10,698,198	31,055,373	455,275			22,460	90,184	517,658	568	43,538,314

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			Nine-month period ended September 30, 2022
Transactions	Braskem Finance	Braskem Netherlands	Braskem Netherlands Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other (i) (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i) (ii)	Total
Sales of products		4,925,290		68,253	460,487		161,063		146,599	357,643	6,119,335
Purchases of raw materials, finished products services and utilities		(19,388,588)		(4)			(159,664)	(228,706)	(20,419,380)	(20,527)	(40,216,869)
Financial income (expenses), net	41,090	(9,116)	(928,535)	(12,293)	(4,117)	398,032	(1,060)	(849)	(53)	(4,930)	(521,831)
General and administrative expenses - Vexty										(32,475)	(32,475)
Other income (expenses)			6,998						(17,335)		(10,337)

(i) Braskem Alemanha, Braskem Chile, Braskem Idesa, ,Braskem Netherlands Finance, Cetrel S.A and Lantana
(ii) Borealis, Refinaria de Petróleo Riograndense S.A and Vexty

All amounts in thousands Reais, except as otherwise stated

Balances at December 31, 2021

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			
Balance sheet	Braskem Finance	Braskem Netherlands	Braskem Netherlands Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other (i) (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i) (ii)	Total
Assets											
Current											
Cash and equivalents						1,140,705					1,140,705
Financial investments						2,966,206					2,966,206
Trade accounts receivable		1,891,904		20,846	116,084		83,031		4,894	7,346	2,124,105
Inventories (advance to suppliers)									9,927		9,927
Other receivables		20,900	30	18,196	6		2,729		287		42,148
Non-current											
Other receivables									38,987		38,987
Other receivables - Related parties											
Loan agreements							1,486				1,486
Total assets		1,912,804	30	39,042	116,090	4,106,911	87,246		54,095	7,346	6,323,564
Liabilities											
Current											
Trade payables		10,826,971		4			22,102	103,257	134,063	11,113	11,097,510
Borrowings		959	9,695								10,654
Accounts payable to related parties											
Advance to export	68,262		945,161	15,466							1,028,889
Other payables		212,334									212,334
Other		18,575							296,984	345	315,904
Non-current											
Borrowings		837,075	1,395,125								2,232,200
Accounts payable to related parties											
Advance to export	2,506,445		28,857,536	463,181							31,827,162
Total liabilities	2,574,707	11,895,914	31,207,517	478,651			22,102	103,257	431,047	11,458	46,724,653

Nine-month period ended September 30, 2021

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			
	Braskem Finance	Braskem Netherlands	Braskem Netherlands Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other (i) (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i) (ii)	Total
Transactions											
Sales of products		4,184,267		134,983	371,613		154,179		113,647	432,651	5,391,340
Purchases of raw materials, finished products services and utilities		(16,724,930)		(5,216)			(142,165)	(206,514)	(14,124,673)	(6,895)	(31,210,393)
Financial income (expenses), net	(564,888)	(423,948)	(3,093,678)	(42,399)	3,686	125,949	3,522	(119)	(11,843)	(948)	(4,004,666)
General and administrative expenses - Vexty										(55,741)	(55,741)

(i) Braskem Alemanha, Braskem Chile, Braskem Idesa, ,Braskem Netherlands Finance, Cetrel S.A and Lantana
(ii) Borealis, Refinaria de Petróleo Riograndense S.A and Vexty

All amounts in thousands Reais, except as otherwise stated

(c) New and/or renewed agreements with related companies

In the period ended September 30, 2022, the main agreements entered into with related parties were as follows:

(i) In February 2022, the Company entered into an electromechanical assembly service agreement for the investment to expand the production capacity of the Ethylene-Ethanol Unit located in Trunfio, Rio Grande do Sul with Tenenge Engenharia Ltda., with duration from February 9, 2022 to July 31, 2023. The estimated amount of the agreement is R$120,000.

(ii) In March 2022, the Company entered into an agreement with Companhia de Gás de Alagoas S.A. for the supply of piped natural gas to Braskem's units in the state of Alagoas, with duration until December 2024. The estimated amount of the agreement is R$1,500,000.

(iii) In March 2021, the Company entered into an agreement with Companhia de Gás do Estado do Rio Grande do Sul for the acquisition of natural gas, via a local gas distribution pipeline. The agreement was extended via the second amendment entered into in March 2022, which extended its duration until June 2023. The maximum amount of the amendment is R$270,000.

(d) Compensation of key managers

		Consolidated
Statement of profit or loss transactions	**Sep/22**	**Sep/21**
Remuneration		
Wages and recurring benefits	36,866	38,636
Short-term variable compensation	28,841	26,898
Post-employment benefit	1,332	1,351
Long term incentive plan	5,587	11,100
Total	**72,626**	**77,985**

All amounts in thousands Reais, except as otherwise stated

10 Taxes recoverable

		Consolidated		Parent company	
		Sep/22	Dec/21	Sep/22	Dec/21
Parent Company and subsidiaries in Brazil					
IPI		964	521	964	521
Value-added tax on sales and services (ICMS)		346,305	291,424	345,849	291,424
ICMS - credits from PP&E		278,447	224,308	278,278	224,308
Social integration program (PIS) and social contribution on revenue (Cofins)		238,578	250,491	228,589	250,491
PIS and Cofins - credits from PP&E		561,752	447,476	561,752	447,476
REINTEGRA program		21,284	21,764	21,284	21,764
Federal tax credits	(a)	165,760	948,448	165,760	948,448
Other		118,692	88,684	113,583	73,843
Foreign subsidiaries					
Value-added tax ("IVA")		494,519	348,021		
Other		91,807	59,579		
'Total		**2,318,108**	**2,680,716**	**1,716,059**	**2,258,275**
Current assets		752,948	1,428,658	553,673	1,301,432
Non-current assets		1,565,160	1,252,058	1,162,386	956,843
Total		**2,318,108**	**2,680,716**	**1,716,059**	**2,258,275**

(a) Federal tax credits

Up to December 31, 2021, the balance was basically composed of federal tax credits related to exclusion of ICMS from the PIS and Cofins tax calculation base. On September 30, 2022, of the total tax credit recorded by the Company related to this topic, since 2019, has been offset R$5,093,151.

All amounts in thousands Reais, except as otherwise stated

11 Investments

(a) Information on investments

		Adjusted net profit (loss) for the period		Adjusted equity	
		Sep/22	Sep/21	Sep/22	Dec/21
Direct subsidiaries					
BM Insurance		4,025	(2,760)	9,594	4,822
Braskem Argentina		(40,346)	8,033	82,934	103,221
Braskem Chile		6,041	4,622	48,010	50,275
Braskem Energy	(i)	1,112	268		25,562
Braskem Finance		(128,136)	(182,495)	(910,621)	(782,485)
Braskem Holanda		2,775,202	7,330,137	21,838,612	22,328,631
Braskem Inc.		(1,958)	(860)	14,866	16,824
Braskem México		10,314	9,186	374,469	369,658
Braskem Ventures		167		14,407	
Cetrel		48,182	39,047	321,692	274,246
Lantana		46	(66)	(1,453)	(1,500)
Voqen		(54)		14,407	
Indirect subsidiaries					
B&TC	(ii)	(17)		52,882	
Braskem Alemanha		1,591,043	3,839,786	6,118,514	7,504,251
Braskem America		1,719,018	3,805,190	5,712,054	6,925,245
Braskem America Finance		(9,381)	(214,775)	(247,469)	(245,200)
Braskem Netherland Finance		(7,320)	(2,955)	45,476	15,604
Braskem Netherland Inc		33,899	(1,463)	(45,043)	9,126
Braskem Idesa		(1,312,958)	98,565	(7,956,591)	(7,046,221)
Braskem Idesa Serviços		1,244	(3,419)	41,580	40,894
Braskem Índia		(31)	972	2,383	2,728
Braskem México Proyectos		104,016	4,851	2,666,213	2,636,786
Braskem México Serviços		(1)	(1)	48	
DAC		40,529	26,470	126,267	92,799
ER Plastics	(ii)	(2,886)		(4,323)	
Terminal Química		5,972		321,651	4
Jointly-controlled investment					
Refinaria de Petróleo Riograndense S.A.		59,381	(12,209)	114,442	50,064
Bioglycols LLC	(iii)	(737)		87,914	
Associate					
Borealis Brasil S.A.		17,944	37,583	226,380	205,568

(i) Company absorbed by Voqen in July 2022.
(ii) Companies acquired in August 2022. Their main activities are mechanical recycling of mixed plastic waste and investments in other mechanical recycling companies.
(iii) Subsidiary incorporated in March 2022, which currently is in the pre-operational phase. Its main activities will be the production and marketing of monoethylene glycol (MEG) and monopropylene glycol (MPG).

All amounts in thousands Reais, except as otherwise stated

(b) Changes in investments and provision for losses in subsidiaries: Parent company

Investments	Subsidiaries and jointly-controlled investment			
	Direct	Indirect	Domestic associate	Total
Balances at December 31, 2021	**22,764,042**	**424,770**	**41,112**	**23,229,924**
Equity of investments				
Effect on profit or loss	2,806,828	90,059	4,162	2,901,049
Adjustment of profit in inventories	29,351			29,351
Equity valuation adjustments	275,799			275,799
VJ Mutuals adjustments	(454,154)			(454,154)
Currency translation adjustments	(936,957)	(29,115)		(966,072)
Capital increase	18,026			18,026
Other	181			181
Dividends and interest on equity	(2,146,602)	(139,382)	(3,013)	(2,288,997)
Balances at September 30, 2022	**22,356,514**	**346,332**	**42,261**	**22,745,107**
Provision for loss in subsidiaries				
Balances at December 31, 2021	**(783,930)**			**(783,930)**
Provision for loss	(128,309)			(128,309)
Currency translation adjustments	218			218
Balances at September 30, 2022	**(912,021)**			**(912,021)**

(c) Equity accounting results

		Parent company
	Sep/22	Sep/21
Equity in results of subsidiaries, associate and jointly-controlled	2,930,400	7,502,596
Provision for loss	(128,309)	(182,558)
Dividends received / other		270
	2,802,091	**7,320,308**

(d) Impact on the consolidation of Braskem Idesa

The Company presents the financial information of the subsidiary Braskem Idesa, which holds a non-controlling interest with material effects on the Company's consolidated Quarterly Information:

All amounts in thousands Reais, except as otherwise stated

Balance sheet

	Consolidated Braskem Braskem Idesa consolidated		Braskem Idesa consolidated (i)			Eliminations		Consolidated	
	Sep/22	Dec/21	Sep/22	Dec/21		Sep/22	Dec/21	Sep/22	Dec/21
Assets									
Curent									
Cash and cash equivalents	9,575,164	6,907,355	2,161,996	1,773,331				11,737,160	8,680,686
Financial investments	2,491,833	3,492,710						2,491,833	3,492,710
Trade accounts receivable	6,380,727	6,607,762	747,307	1,225,479		(595,423)	(679,676)	6,532,611	7,153,565
Inventories	13,963,950	15,325,001	1,049,652	1,010,100				15,013,602	16,335,101
Taxes recoverable	607,744	1,402,100	145,204	26,558				752,948	1,428,658
Income tax and social contribution	1,101,957	1,189,812						1,101,957	1,189,812
Derivatives	56,165	33,816						56,165	33,816
Other receivables	630,303	841,473	114,488	137,624				744,791	979,097
	34,807,843	**35,800,029**	**4,218,647**	**4,173,092**		**(595,423)**	**(679,676)**	**38,431,067**	**39,293,445**
Non-current									
Financial investments	17,388	16,845						17,388	16,845
Taxes recoverable	1,266,898	983,655	298,262	268,403				1,565,160	1,252,058
Income tax and social contribution	247,110	230,069						247,110	230,069
Deferred tax	6,394,967	6,481,642	698,054	1,775,610				7,093,021	8,257,252
Related parties	10,089,734	10,064,320			(ii)	(10,089,734)	(10,064,320)		
Derivatives	59,490	51						59,490	51
Judicial deposits	211,345	194,212						211,345	194,212
Other receivables	258,434	354,083	128,679	24,964				387,113	379,047
Investments	140,161	58,923						140,161	58,923
Property, plant and equipment	23,993,455	23,510,588	14,284,838	14,483,720	(iii)	(705,362)	(769,178)	37,572,931	37,225,130
Intangible	2,646,287	2,572,675	297,688	304,624				2,943,975	2,877,299
Right of use of assets	3,236,449	2,427,633	303,712	352,404				3,540,161	2,780,037
	48,561,718	**46,894,696**	**16,011,233**	**17,209,725**		**(10,795,096)**	**(10,833,498)**	**53,777,855**	**53,270,923**
Total assets	**83,369,561**	**82,694,725**	**20,229,880**	**21,382,817**		**(11,390,519)**	**(11,513,174)**	**92,208,922**	**92,564,368**
Liabilities and shareholders' equity									
Current									
Trade payables	12,187,759	11,861,563	1,266,895	871,379		(595,423)	(679,676)	12,859,231	12,053,266
Borrowings	1,466,888	1,343,494						1,466,888	1,343,494
Debentures	113,979	59,088						113,979	59,088
Braskem Idesa Borrowings			140,690	86,765				140,690	86,765
Payroll and related charges	846,272	1,095,040	33,389	75,306				879,661	1,170,346
Taxes payable	588,536	1,003,813	7,471	8,303				596,007	1,012,116
Income tax and social contribution	1,178,290	1,672,844						1,178,290	1,672,844
Lease	743,242	598,523	68,842	76,843				812,084	675,366
Provision - geological event in Alagoas	4,854,720	4,378,071						4,854,720	4,378,071
Other payables	2,101,922	2,495,544	88,033	246,623				2,189,955	2,742,167
	24,081,608	**24,507,980**	**1,605,320**	**1,365,219**		**(595,423)**	**(679,676)**	**25,091,505**	**25,193,523**
Non-current									
Loan agreements	32,533,614	33,553,766						32,533,614	33,553,766
Braskem Idesa Borrowings			11,858,407	12,224,770				11,858,407	12,224,770
Debentures	1,840,927	137,830						1,840,927	137,830
Accounts payable to related parties			10,186,028	10,134,287	(ii)	(10,186,028)	(10,134,287)		
Loan to non-controlling shareholders of Braskem Idesa			(v) 3,615,735	3,646,538				3,615,735	3,646,538
Deferred income tax and social contribution	1,275,366	1,407,434						1,275,366	1,407,434
Provision for losses on subsidiaries	5,967,442	5,284,666			(iv)	(5,967,442)	(5,284,666)		
Lease	2,877,786	2,147,745	286,462	333,303				3,164,248	2,481,048
Provision - geological event in Alagoas	2,377,867	3,283,188						2,377,867	3,283,188
Other payables	3,596,894	4,406,733	25,449	25,710				3,622,343	4,432,443
	50,469,896	**50,221,362**	**25,972,081**	**26,364,608**		**(16,153,470)**	**(15,418,953)**	**60,288,507**	**61,167,017**
Shareholders' equity									
Attributable to the Company's shareholders	8,689,361	7,865,819	(7,347,521)	(6,347,010)		7,347,522	6,347,010	8,689,362	7,865,819
Non-controlling interest in subsidiaries	128,696	99,564				(1,989,148)	(1,761,555)	(1,860,452)	(1,661,991)
	8,818,057	**7,965,383**	**(7,347,521)**	**(6,347,010)**		**5,358,374**	**4,585,455**	**6,828,910**	**6,203,828**
Total liabilities and shareholders' equity	**83,369,561**	**82,694,725**	**20,229,880**	**21,382,817**		**(11,390,519)**	**(11,513,174)**	**92,208,922**	**92,564,368**

(i) Consolidation of Braskem Idesa with its direct subsidiaries Braskem Idesa Serviços and Terminal Química.
(ii) Loan from Braskem Holanda as part of shareholders' contribution to the Braskem Idesa project.
(iii) Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.
(iv) Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.
(v) Loan payable, maturing December 2029 and 7% per year, to the non-controlling shareholders of Braskem Idesa. These proceeds were used by Braskem Idesa to fund its construction project.

All amounts in thousands Reais, except as otherwise stated

Statement of profit or loss

	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated (i)		Eliminations		Consolidated	
	Sep/22	Sep/21	Sep/22	Sep/21	Sep/22	Sep/21	Sep/22	Sep/21
Net revenue	**74,801,882**	**74,175,570**	**4,871,166**	**4,592,797**	**(2,143,521)**	**(1,355,271)**	**77,529,527**	**77,413,096**
Cost of products sold	(64,541,893)	(51,116,617)	(3,743,121)	(2,347,775)	2,192,531	1,406,424	(66,092,483)	(52,057,968)
	10,259,989	**23,058,953**	**1,128,045**	**2,245,022**	**49,010**	**51,153**	**11,437,044**	**25,355,128**
Income (expenses)								
Selling and distribution	(1,408,459)	(1,315,721)	(164,123)	(160,088)			(1,572,582)	(1,475,809)
(Loss) reversals for impairment of trade accounts receivable	(21,212)	3,103	(178)	(178)			(21,390)	2,925
General and administrative	(1,806,493)	(1,587,842)	(158,154)	(163,402)		91	(1,964,647)	(1,751,153)
Research and development	(255,327)	(197,995)					(255,327)	(197,995)
Results from equity investments	(958,411)	72,826			984,718	(73,923)	26,307	(1,097)
Other income	209,996	1,302,287	574	2,553			210,570	1,304,840
Other expenses	(1,742,068)	(909,539)	(2,776)	(5,679)			(1,744,844)	(915,218)
	4,278,015	**20,426,072**	**803,388**	**1,918,228**	**1,033,728**	**(22,679)**	**6,115,131**	**22,321,621**
Financial results								
Financial expenses	(3,232,733)	(3,504,725)	(1,158,914)	(1,106,761)	321,788	341,697	(4,069,859)	(4,269,789)
Financial income	1,677,207	1,924,657	18,718	8,686	(321,788)	(341,697)	1,374,137	1,591,646
Exchange rate variations, net	(994,061)	(2,319,195)	(183,656)	(469,314)	32,574	(142,169)	(1,145,143)	(2,930,678)
	(2,549,587)	**(3,899,263)**	**(1,323,852)**	**(1,567,389)**	**32,574**	**(142,169)**	**(3,840,865)**	**(5,608,821)**
Profit (loss) before income tax and social contribution	**1,728,428**	**16,526,809**	**(520,464)**	**350,839**	**1,066,302**	**(164,848)**	**2,274,266**	**16,712,800**
IR and CSL - current and deferred	(337,300)	(3,058,028)	(874,078)	(161,351)			(1,211,378)	(3,219,379)
Net profit (loss) for the period	**1,391,128**	**13,468,781**	**(1,394,542)**	**189,488**	**1,066,302**	**(164,848)**	**1,062,888**	**13,493,421**

All amounts in thousands Reais, except as otherwise stated

Statement of cash flows

	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated (i)		Eliminations		Consolidated	
	Sep/22	Sep/21	Sep/22	Sep/21	Sep/22	Sep/21	Sep/22	Sep/21
Profit (loss) before income tax and social contribution	1,728,428	16,526,809	(520,464)	350,839	1,066,302	(164,848)	2,274,266	16,712,800
Adjustments for reconciliation of profit (loss)								
Depreciation and amortization	2,746,371	2,278,358	604,555	585,644	(49,010)	(51,244)	3,301,916	2,812,758
Results from equity investments	958,411	(72,826)			(984,718)	73,923	(26,307)	1,097
Interest and monetary and exchange variations, net	1,814,178	2,672,994	1,205,244	1,477,338	(32,574)	142,169	2,986,848	4,292,501
Reversal of provisions	126,153	546,684					126,153	546,684
(Reversal) provision - geological event in Alagoas	1,413,530	(69,130)					1,413,530	(69,130)
PIS and Cofins credits - exclusion of ICMS from the calculation basis		(1,031,099)						(1,031,099)
Loss (reversals) for impairment of trade accounts receivable	21,390	(2,043)		(882)			21,390	(2,925)
Provision (reversals) for losses and write-offs of long-lived assets	18,268	(28,153)	612	36			18,880	(28,117)
	8,826,729	**20,821,594**	**1,289,947**	**2,412,975**			**10,116,676**	**23,234,569**
Changes in operating working capital								
Financial investments	1,261,518	784,027					1,261,518	784,027
Trade accounts receivable	99,327	(2,737,155)	454,733	(532,800)	(84,253)	184,225	469,807	(3,085,730)
Inventories	1,323,302	(5,663,984)	(49,569)	(118,661)			1,273,733	(5,782,645)
Taxes recoverable	990,132	1,978,072	(145,395)	97,854			844,737	2,075,926
Other receivables	241,280	(249,060)	(155,567)	56,063			85,713	(192,997)
Trade payables	404,709	57,231	378,716	103,195	84,253	(184,225)	867,678	(23,799)
Taxes payable	(650,385)	173,811	77,022	(52,192)			(573,363)	121,619
Leniency agreement	(317,867)	(389,087)					(317,867)	(389,087)
Sundry provisions	(8,376)	(410,683)	(193,352)	125,253			(201,728)	(285,430)
Geological event in Alagoas	(1,976,083)	(2,018,118)					(1,976,083)	(2,018,118)
Other payables	(837,477)	910,491	24,965	(52,825)			(812,512)	857,666
Cash generated from operations	**9,356,809**	**13,257,139**	**1,681,500**	**2,038,862**			**11,038,309**	**15,296,001**
Interest paid	(1,878,234)	(2,141,205)	(592,011)	(428,760)			(2,470,245)	(2,569,965)
Income tax and social contribution paid	(1,926,979)	(2,164,464)	(104)	(8,305)			(1,927,083)	(2,172,769)
Net cash generated by operating activities	**5,551,596**	**8,951,470**	**1,089,385**	**1,601,797**			**6,640,981**	**10,553,267**
Proceeds from the sale of fixed assets and intangible assets	1,203	39,719					1,203	39,719
Additions to investment in subsidiaries	(97,864)						(97,864)	
Dividends received	2,947						2,947	
Acquisitions to property, plant and equipment and intangible assets	(2,740,144)	(1,962,238)	(576,852)	(80,701)			(3,316,996)	(2,042,939)
Net cash used in investing activities	**(2,833,858)**	**(1,922,519)**	**(576,852)**	**(80,701)**			**(3,410,710)**	**(2,003,220)**
Short-term and long-term debt								
Acquired	5,221,873	21,474					5,221,873	21,474
Payments	(3,143,058)	(9,226,608)					(3,143,058)	(9,226,608)
Related parts			(45,311)	(766,250)			(45,311)	(766,250)
Loan to non-controlling shareholders of Braskem Idesa - payment			(34,122)				(34,122)	
Lease	(552,743)	(551,246)	(38,116)	(43,091)			(590,859)	(594,337)
Dividends paid	(1,350,266)	(2,034)					(1,350,266)	(2,034)
Non-controlling interest in subsidiaries	21,162						21,162	
Cash generated (used) in financing activities	**196,968**	**(9,758,414)**	**(117,549)**	**(809,341)**			**79,419**	**(10,567,755)**
Exchange variation on cash of foreign subsidiaries	(246,897)	152,807	(6,319)	27,937			(253,216)	180,744
Increase in cash and cash equivalents	**2,667,809**	**(2,576,656)**	**388,665**	**739,692**			**3,056,474**	**(1,836,964)**
Represented by								
Cash and cash equivalents at the beginning for the period	6,907,355	12,958,419	1,773,331	904,433			8,680,686	13,862,852
Cash and cash equivalents at the end for the period	9,575,164	10,381,763	2,161,996	1,644,125			11,737,160	12,025,888
Increase in cash and cash equivalents	**2,667,809**	**(2,576,656)**	**388,665**	**739,692**			**3,056,474**	**(1,836,964)**

All amounts in thousands Reais, except as otherwise stated

12 Property, plant and equipment

						Consolidated
			Sep/22			Dec/21
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	673,280		673,280	687,764		687,764
Buildings and improvements	8,505,187	(3,522,792)	4,982,395	8,591,020	(3,409,532)	5,181,488
Machinery, Equipment and Facilities	58,961,259	(33,116,428)	25,844,831	57,535,343	(31,243,155)	26,292,188
Projects and stoppage in progress	5,571,236		5,571,236	4,449,433		4,449,433
Other	2,191,938	(1,690,749)	501,189	2,215,503	(1,601,246)	614,257
Total	**75,902,900**	**(38,329,969)**	**37,572,931**	**73,479,063**	**(36,253,933)**	**37,225,130**

						Parent company
			Sep/22			Dec/21
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	344,247		344,247	344,201		344,201
Buildings and improvements	1,976,953	(1,339,407)	637,546	1,975,689	(1,293,170)	682,519
Machinery, Equipment and Facilities	36,746,303	(25,390,215)	11,356,088	34,885,274	(24,118,647)	10,766,627
Projects and stoppage in progress	3,694,573		3,694,573	3,423,574		3,423,574
Other	1,577,518	(1,200,904)	376,614	1,461,004	(1,131,858)	329,146
Total	**44,339,594**	**(27,930,526)**	**16,409,068**	**42,089,742**	**(26,543,675)**	**15,546,067**

Capitalized charges in the nine-month period ended September 30, 2022 were R$135,983 in the Consolidated and R$116,912 in the Parent Company (at September 30, 2021, R$139,296 in the Consolidated and R$108,899 in the Parent Company).

At September 30, 2022, the acquisitions of property, plant and equipment with payment installments is R$373,960 in the Consolidated and R$339,583 in the Parent Company (at December 31, 2021, R$295,056 in the Consolidated and R$259,076 in the Parent Company).

The Management has not identified events indicating that the carrying amount exceeds its recoverable amount on September 30, 2022.

All amounts in thousands Reais, except as otherwise stated

13 Intangible assets

						Consolidated
			Sep/22			Dec/21
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill	3,244,530	(1,128,804)	2,115,726	3,187,678	(1,128,804)	2,058,874
Brands and patents	566,098	(241,925)	324,173	549,196	(235,408)	313,788
Software licenses	1,187,666	(803,194)	384,472	1,123,619	(755,099)	368,520
Customers and Suppliers Agreements	392,662	(273,058)	119,604	392,666	(256,549)	136,117
Total	**5,390,956**	**(2,446,981)**	**2,943,975**	**5,253,159**	**(2,375,860)**	**2,877,299**

						Parent company
			Sep/22			Dec/21
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill	3,187,678	(1,128,804)	2,058,874	3,187,678	(1,128,804)	2,058,874
Brands and patents	251,118	(186,602)	64,516	251,118	(183,170)	67,948
Software licenses	877,922	(592,292)	285,630	813,795	(550,004)	263,791
Customers and Suppliers Agreements	392,181	(273,062)	119,119	392,181	(256,550)	135,631
Total	**4,708,899**	**(2,180,760)**	**2,528,139**	**4,644,772**	**(2,118,528)**	**2,526,244**

14 Right-of-use assets and lease liability

(a) Right-of-use assets

						Consolidated
			Sep/22			Dec/21
	Cost	Depreciation	Net	Cost	Depreciation	Net
Buildings and constructions	467,475	(174,469)	293,006	396,348	(131,036)	265,312
Computer equipment and goods	20,780	(13,925)	6,855	20,478	(11,178)	9,300
Machinery and equipment	2,085,643	(655,788)	1,429,855	1,223,986	(430,732)	793,254
Ships	1,707,352	(758,531)	948,821	1,297,453	(600,792)	696,661
Rail cars	1,539,075	(699,037)	840,038	1,566,872	(580,811)	986,061
Vehicles	43,768	(22,182)	21,586	43,510	(14,061)	29,449
Total	**5,864,093**	**(2,323,932)**	**3,540,161**	**4,548,647**	**(1,768,610)**	**2,780,037**

						Parent company
			Sep/22			Dec/21
	Cost	Depreciation	Net	Cost	Depreciation	Net
Buildings and constructions	219,665	(99,414)	120,251	154,874	(69,828)	85,046
Computer equipment and goods	18,232	(12,418)	5,814	17,848	(9,890)	7,958
Machinery and equipment	2,060,027	(640,043)	1,419,984	1,197,809	(416,764)	781,045
Ships	892,259	(456,351)	435,908	877,068	(379,151)	497,917
Vehicles	40,686	(20,193)	20,493	39,399	(12,067)	27,332
Total	**3,230,869**	**(1,228,419)**	**2,002,450**	**2,286,998**	**(887,700)**	**1,399,298**

All amounts in thousands Reais, except as otherwise stated

(b) Lease liability

		Consolidated	Parent company
Balances at December 31, 2021		**3,156,414**	**1,678,122**
New contracts	(i)	1,393,360	996,170
Disposals		(1,389)	(1,389)
Interests and monetary and exchange variations, net		186,136	151,387
Currancy translation adjustments		(25,509)	
Payments		(590,859)	(372,591)
Interest paid		(141,821)	(94,818)
Balances at September 30, 2022		**3,976,332**	**2,356,881**
Current liability		812,084	443,731
Non-current liability		3,164,248	1,913,150
Total		**3,976,332**	**2,356,881**

(i) In the period ended September 30, 2022, the Company signed new lease agreements to support its operating activities, with the most relevant signed in April involving machinery and equipment for use in energy substations for 15 years, with present value of cash flows of R$736,364 on September 30, 2022 (R$749,586 on June 30, 2022).

In the period ended September 30, 2022, the Company extended the duration of lease agreements of vessels operated by Braskem Holanda by 6 years, increasing the right-of-use asset by R$391,957.

The net effect of additions and disposals of leasing that not affect the cash flow in the period ended September 30, 2022 were: R$1,301,038 in the Consolidated (R$305,647 in the period ended September 30, 2021) and R$915,812 in the Parent Company (R$42,835 in the period ended September 30, 2021).

All amounts in thousands Reais, except as otherwise stated

15 Trade payables

	Note	Consolidated		Parent company	
		Sep/22	Dec/21	Sep/22	Dec/21
Trade payables:					
Domestic market					
Third parties		1,620,207	1,505,841	1,603,179	1,535,380
Third parties (forfait)	(i)	481,397	487,806	481,397	487,806
Total Third parties		*2,101,604*	*1,993,647*	*2,084,576*	*2,023,186*
Related parties		199,272	208,287	220,523	230,387
Related parties (forfait)	(i)	109,681	40,148	109,681	40,148
Total Related parties	9	*308,953*	*248,435*	*330,204*	*270,535*
Foreign market	(ii)				
Third parties		10,578,899	9,962,736	530,062	395,957
Related parties	9			9,759,226	10,826,975
Present value adjustment - foreign market		(119,600)	(40,088)	(106,478)	(32,343)
		12,869,856	**12,164,730**	**12,597,590**	**13,484,310**
Current liabilities		12,859,231	12,053,266	12,586,965	13,372,846
Non-current liabilities		10,625	111,464	10,625	111,464
Total		**12,869,856**	**12,164,730**	**12,597,590**	**13,484,310**

(i) The Company has payment agreements with financial institutions that allow certain suppliers to opt for granting their receivables from the Company upon accepting of financial institutions by acquiring or not the related receivables, without the Company's interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same conditions of the original amount and the payment term maintained.

(ii) Considers R$7.2 billion (2021: R$4,7 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

All amounts in thousands Reais, except as otherwise stated

16 Borrowings

(a) Borrowings

				Consolidated
		Annual financial charges (%)	**Sep/22**	**Dec/21**
Foreign currency				
Bonds	(i)	Note 16 (c)	26,693,676	30,322,998
Export prepayment and export credit notes		Note 16 (d)	2,109,964	
Investments		US dollar exchange variation + semiannual Libor + interest between 0.65 and 1.70	2,261,071	2,612,386
Other		US dollar exchange variation + semiannual Libor + interest up to 0.90	1,923,852	2,090,673
Transactions costs			(490,731)	(594,048)
			32,497,832	**34,432,009**
Current liabilities			1,392,160	1,284,483
Non-current liabilities			31,105,672	33,147,526
Total			**32,497,832**	**34,432,009**
Local currency				
Agribusiness Receivables Certificates ("CRA")		Note 16 (e)	765,186	
BNDES		IPCA + 6.04	396,977	435,778
Export credit notes		100.00 do CDI + 1.30	337,000	
FINEP/FINISA	(ii)	3.55	1,673	2,605
BNB-FNE (*Fundo Constitucional de Financiamentos do Nordeste*)	(iii)	IPCA + interest between 2.39 and 2.78	3,762	4,616
Fundo de Desenvolvimento do Nordeste (FDNE)		6.50	20,099	22,259
Transactions costs			(22,027)	(7)
			1,502,670	**465,251**
Current liabilities			74,728	59,011
Non-current liabilities			1,427,942	406,240
Total			**1,502,670**	**465,251**
Foreign currency and local currency				
Current liabilities			1,466,888	1,343,494
Non-current liabilities			32,533,614	33,553,766
Total			**34,000,502**	**34,897,260**

		Parent company
	Sep/22	**Dec/21**
Foreign currency		
Current liabilities	654,255	67,529
Non-current liabilities	3,874,093	2,438,333
	4,528,348	**2,505,862**
Local currency		
Current liabilities	72,043	56,246
Non-current liabilities	1,425,398	402,074
	1,497,441	**458,320**
Foreign currency and local currency		
Current liabilities	726,298	123,775
Non-current liabilities	5,299,491	2,840,407
Total	**6,025,789**	**2,964,182**

(i) Braskem has fully, unconditionally and irrevocably, guaranteed the bonds issued by Braskem Finance, Braskem America Finance and Braskem Holanda Finance. The guarantees are senior unsecured obligations of Braskem, ranking equal in right of payment with all of its other existing and future senior unsecured debt.

(ii) Borrowings were made by Braskem and the subsidiary DAC, which provided bank guarantee as collateral.

(iii) Borrowings were made by the subsidiaries Cetrel and DAC, with bank guarantee and fiduciary assignment of liquidity fund in reserve account as collaterals.

All amounts in thousands Reais, except as otherwise stated

(b) Payment schedule

The maturity profile of the long-term debentures is as follows:

	Consolidated	
	Sep/22	**Dec/21**
2023	190,423	1,199,143
2024	2,228,433	3,965,917
2025	633,340	645,517
2026	611,119	622,032
2027	2,439,327	552,171
2028	7,462,078	7,081,301
2029	273,867	230,557
2030	8,281,173	8,535,493
2031	108,065	61,617
2033 and thereafter	10,305,789	10,660,018
Total	**32,533,614**	**33,553,766**

(c) Bonds

Issue date		Issue amount (US$)	Outstanding amount in US$: principal plus interests	Maturity	Interest (% per year)	Consolidated Sep/22	Dec/21
Jul-2011 and jul-2012	(i)	750,000	573,494	Jul-2041	7.13	3,100,652	3,296,917
Feb-2014 and may-2014	(ii)	750,000	299,705	Feb-2024	6.45	1,620,387	3,417,741
Oct-2017	(ii)	500,000		Jan-2023	3.50		593,964
Oct-2017	(i)	1,250,000	1,184,524	Jan-2028	4.50	6,404,247	6,695,263
Nov-2019	(i)	1,500,000	1,504,198	Jan-2030	4.50	8,132,594	8,527,701
Nov-2019		750,000	757,344	Jan-2050	5.88	4,094,655	4,287,829
Jul-2020	(iii)	600,000	617,974	Jan-2081	8.50	3,341,141	3,503,583
Total		**6,100,000**	**4,937,239**			**26,693,676**	**30,322,998**

(i) In September 2022, a portion of the bonds was repurchased for US$16 million (R$83.8 million).

(ii) In June 2022, prepayments were made in the aggregate amount of US$405 million (R$2.1 billion), which also incurred the payment of a premium in the amount of US$13 million (R$70 million).

(iii) This note is classified as a financial liability. To meet a specific methodology applied by some rating agencies to calculate leverage, and only for such purpose, 50% of this bond is classified as a hybrid equity instrument. It can be repaid by the Company at par value in the 5th, 10th and 20th years.

(d) Export prepayments and export credit notes

Issue date	Initial amount of the transaction (US$)	Outstanding amount in US$: principal plus interests	Maturity	Charges (% per year)	Consolidated Sep/22	Dec/21
mar-2022	200,000	100,021	mar-2023	Us dollar exchange variation + monthly SORF term + 0.80	540,775	
jun-2022	290,000	290,236	jun-2027	Us dollar exchange variation + quarterly SORF term + 1.79	1,569,189	
Total	**490,000**	**390,257**			**2,109,964**	

(i) Partial prepayment in June 2022 in the amount of US$100 million.

All amounts in thousands Reais, except as otherwise stated

(e) Agribusiness Receivables Certificates

						Consolidated	
Issue date	Issue amount	Issuer	Series	Maturity	Charges (% per year)	Sep/22	Dec/21
Jan-2022	581,602	Braskem S.A.	1ª	Dec-2028	IPCA + 5.54%	617,461	
Jan-2022	139,134	Braskem S.A.	2ª	Dec-2031	IPCA + 5.57%	147,725	
Total	720,736					765,186	

17 Braskem Idesa Financing

Identification	Principal amount US$	Outstanding amount in US$: principal plus interests	Maturity	Charges (% per year)	Consolidated Sep/22	Consolidated Dec/21
Bonds						
Bond I	900,000	925,144	nov-2029	Us dollar exchange variation + 7.45	5,049,619	5,104,463
Bond II	1,200,000	1,209,320	feb-2032	Us dollar exchange variation +6.99	6,600,709	6,834,805
	2,100,000	2,134,464			11,650,328	11,939,268
Others	150,000	141,879	Oct-2026	Us dollar exchange variation + quarterly Libor + 4.00	774,402	849,859
Transactions costs					(425,633)	(477,592)
Total					11,999,097	12,311,535
Current liabilities					140,690	86,765
Non-current liabilities					11,858,407	12,224,770
Total					11,999,097	12,311,535

The amount of the financings with maturities in the long term are as follows:

	Consolidated	
	Sep/22	Dec/21
2023	53,958	67,649
2024	66,244	68,694
2025	67,013	69,530
2026	396,119	408,445
2029	4,757,828	4,900,399
2032	6,517,245	6,710,053
Total	**11,858,407**	**12,224,770**

All amounts in thousands Reais, except as otherwise stated

18 Debentures

Issue date		Issuer	Series	Maturity	Annual financial charges (%)	Consolidated Sep/22	Dec/21
mar-2013	(i)	DAC	Only	mar-2025	IPCA + 6%	120,716	150,352
sep-2013	(i)	Cetrel	Only	Sep-2025	126.5% of CDI	37,749	47,109
may-2029		Braskem	1ª	may-2029	CDI + 1,75	790,593	
may-2030 to 2032		Braskem	2ª	may-2030 to 2032	CDI + 2,00	255,439	
aug-2029	(ii)	Braskem	Only	aug-2029	CDI + 1,75	757,912	
Transactions costs						(7,503)	(543)
						1,954,906	**196,918**
Current liabilities						113,979	59,088
Non-current liabilities						1,840,927	137,830
Total						**1,954,906**	**196,918**

(i) The issuers entered into agreements for the fiduciary sale of credit rights, in which attached accounts are maintained to cover debt service for the three months of the installments coming due, under the terms of the instruments of assignment.

(ii) The issuer entered into agreement for the fiduciary sale of credit rights, in which attached accounts are maintained to cover debt service for the first installment coming due, under the terms of the instruments of assignment.

The maturity profile of the long-term debentures is as follow:

	Consolidated Sep/22	Dec/21
2023	14,569	57,045
2024	58,435	57,096
2025	24,028	23,689
2029	1,500,028	
2030	81,236	
2031	81,292	
2032	81,339	
Total	**1,840,927**	**137,830**

Braskem S.A.

Management notes to the parent company and consolidated Quarterly Information as of September 30, 2022
All amounts in thousands Reais, except as otherwise stated

19 Reconciliation of borrowing activities in the statement of cash flow

Consolidated

	Borrowings, debentures and Braskem Idesa financing						
	Borrowings	Debentures	Total borrowings and debentures	Braskem Idesa financing	non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2021	**34,897,260**	**196,918**	**35,094,178**	**12,311,535**	**3,646,538**	**3,156,414**	**10,538**
Acquired	3,479,224	1,742,649	5,221,873				
Payments	(3,113,624)	(29,434)	(3,143,058)	(45,311)	(34,122)	(590,859)	(1,350,266)
Cash used in financing activities	**365,600**	**1,713,215**	**2,078,815**	**(45,311)**	**(34,122)**	**(590,859)**	**(1,350,266)**
Other changes							
Interest paid	(1,723,878)	(26,207)	(1,750,085)	(562,127)	(16,212)	(141,821)	
Interest and monetary and exchange variations, net	1,267,194	70,980	1,338,174	518,597	70,876	186,136	
VAT on loan					7,579		
New contracts						1,393,360	
Disposal						(1,389)	
Addition by company acquisition	79,078		79,078				
Currency translation adjustments	(884,752)		(884,752)	(223,597)	(58,924)	(25,509)	
Mandatory minimum dividends							1,350,000
Additional dividends of subsidiary							1,236
Other							402
	(1,262,358)	**44,773**	**(1,217,585)**	**(267,127)**	**3,319**	**1,410,777**	**1,351,638**
Balances at September 30, 2022	**34,000,502**	**1,954,906**	**35,955,408**	**11,999,097**	**3,615,735**	**3,976,332**	**11,910**
Current	1,466,888	113,979	1,580,867	140,690		812,084	11,910
Non Current	32,533,614	1,840,927	34,374,541	11,858,407	3,615,735	3,164,248	
Total	**34,000,502**	**1,954,906**	**35,955,408**	**11,999,097**	**3,615,735**	**3,976,332**	**11,910**

Parent company
Current and non-current

	Borrowings, debentures and Braskem Idesa financing					
	Borrowings	Debentures	Total borrowings and debentures	non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2021	**2,964,182**		**2,964,182**	**33,068,385**	**1,678,122**	**9,687**
Acquired	3,479,225	1,742,648	5,221,873	1,695,129		
Payments	(609,050)		(609,050)	(4,283,044)	(372,591)	(1,349,276)
Cash used in financing activities	**2,870,175**	**1,742,648**	**4,612,823**	**(2,587,915)**	**(372,591)**	**(1,349,276)**
Other changes						
Interest paid	(170,097)		(170,097)		(94,818)	
Interest and monetary and exchange variations, net	361,529	54,171	415,700	917,525	151,387	
VJ Mutuals adjustments				(454,154)		
New contracts					996,170	
Disposal					(1,389)	
Mandatory minimum dividends						1,350,000
Outros						402
	191,432	**54,171**	**245,603**	**463,371**	**1,051,350**	**1,350,402**
Balances at September 30, 2022	**6,025,789**	**1,796,819**	**7,822,608**	**30,943,841**	**2,356,881**	**10,813**
Current	726,298	52,924	779,222	627,602	443,731	10,813
Non Current	5,299,491	1,743,895	7,043,386	30,316,239	1,913,150	
Total	**6,025,789**	**1,796,819**	**7,822,608**	**30,943,841**	**2,356,881**	**10,813**

All amounts in thousands Reais, except as otherwise stated

20 Financial instruments

20.1 Non-derivative financial instruments and other liabilities: consolidated

	Note	Classification by category	Fair value hierarchy	Book value Sep/22	Book value Dec/21	Fair value Sep/22	Fair value Dec/21
Cash and cash equivalents	5						
Cash and banks		Amortized cost		6,006,122	5,050,822	6,006,122	5,050,822
Financial investments in Brazil		Fair value through profit or loss	Level 2	5,731,038	3,629,864	5,731,038	3,629,864
				11,737,160	**8,680,686**	**11,737,160**	**8,680,686**
Financial investments	6						
LFT´s and LF´s		Fair value through profit or loss	Level 2	2,151,652	2,337,171	2,151,652	2,337,171
Time deposit investments		Amortized cost		15,368	106,271	15,368	106,271
Other		Fair value through profit or loss	Level 2	342,201	1,066,113	342,201	1,066,113
				2,509,221	**3,509,555**	**2,509,221**	**3,509,555**
Trade accounts receivable	7	Amortized cost		**6,482,133**	**7,118,452**	**6,482,133**	**7,118,452**
Trade accounts receivable	7	Fair value through other comprehensive income	Level 2	**50,478**	**48,508**	**50,478**	**48,508**
Trade payables	15	Amortized cost		**12,869,856**	**12,164,730**	**12,869,856**	**12,164,730**
Borrowings	16	Amortized cost					
Foreign currency - Bond			Level 1	26,693,676	30,322,998	22,448,630	33,690,876
Foreign currency - other			Level 2	6,294,887	4,703,059	6,304,036	4,696,970
Local currency			Level 2	1,524,697	465,258	3,424,303	451,899
				34,513,260	**35,491,315**	**32,176,970**	**38,839,745**
Braskem Idesa borrowings	17	Amortized cost					
Bond			Level 1	11,650,328	11,939,268	8,278,390	12,197,524
Others			Level 2	774,402	849,859	1,343,840	931,141
				12,424,730	**12,789,127**	**9,622,230**	**13,128,665**
Debentures	18	Amortized cost	Level 2	**1,954,906**	**196,918**	**1,966,728**	**195,570**
Loan ton non-controlling shareholder of Braskem Idesa	9(a)	Amortized cost		**3,615,735**	**3,646,538**	**3,615,735**	**3,646,538**
Leniency agreement	25	Amortized cost		**876,324**	**1,123,296**	**876,324**	**1,123,296**

All amounts in thousands Reais, except as otherwise stated

20.2 Derivative financial instruments

Identification	Nota	Operation characteristics: Principal exposure	Operation characteristics: Derivatives	Extrinsic value	Accumulated OCI (equity): Intrinsic value	Fair value	Net (Asset)/ Liability Dec/21	Change in fair value	Financial settlement	Net (Asset)/ Liability Sep/22
Non-hedge accounting transactions										
Braskem Argentina - Exchange swap		Argentine peso	Dollar				3	20	(23)	
Braksem America - Swap C3/PGP		Propane	Propene				14,299	(14,299)		
Braskem Holanda - Swap Nafta/Gasolina		Gasoline	Naphtha				(16,847)	(20,475)	44,525	7,203
							(2,545)	(34,754)	44,502	7,203
Hedge accounting transactions										
Braskem S.A. - Dollar call and put options	(a.i)	Real	Dollar	229	649	(7,903)	85,216	(161,867)	84,554	7,903
Braskem S.A. - Dollar swap CDI	(a.ii)	Real	Dollar+Fixed rates			(194,313)	502,508	(151,455)	(156,740)	194,313
Braskem S.A. - Swap CRA	(a.iii)	Real	Fixed rates			19,567		(22,068)	2,501	(19,567)
				229	649	(182,649)	587,724	(335,390)	(69,685)	182,649
Derivatives										
Assets										
Current assets							33,816			56,165
Non-current assets							51			59,490
Total							33,867			115,655
Liabilities										
Current liabilities							256,131			186,661
Non-current liabilities							362,915			118,846
Non-current liabilities							619,046			305,507
Balance - Liabilities (-) assets							585,179			189,852

The fair value hierarchy of derivative financial instruments is level 2.

(a) Hedge accounting transactions

(a.i) Dollar call and put options

On September 30, 2022, the Company holds a total notional amount of put options of R$2.3 billion, with an average strike price of US$1/4.71 and notional amount of call options of R$1.6 billion, with an average strike price of US$/R$6.95. The operations have a maximum term of 24 months.

Dollar-denominated future sales in Brazilian Real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging cost, recognized in the other comprehensive income ("OCI").

(a.ii) Dollar swaps

In 2018, the Company contracted foreign exchange derivative operations ("swaps") in the aggregate amount of R$1.27 billion, with annual maturities over the following 6 years starting January 2019. The amount payable in January 2020 was subject to the variation in the IPCA index. The remaining maturities are subject to the variation in the CDI. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian R$/US$ price.

Accordingly, the mark-to-market adjustment of the effective portion of the hedge is recognized under shareholders equity in OCI and is recognized in the financial result only upon the maturity of each installment.

All amounts in thousands Reais, except as otherwise stated

(a.iii) Dollar swaps - CRA

In March 2022, Braskem contracted swap operations with the purpose of offsetting part of the IPCA variation arising from the financings mentioned in Note 16 (e).

				Fair value, net	
Identification	Total nominal value R$	Hedge (interest rate per year)	Maturity	Sep/22	Dec/21
Swaps CRA	600,218	3.5388%	dec-2028	9,357	
Swaps CRA	141,298	3.3742%	dec-2031	10,210	
Total	**741,516**			**19,567**	

Derivatives		
Assets		
Current assets	12,054	
Non-Current assets	51,645	
Total	63,699	
Liabilities		
Non-Current liabilities	44,132	
Total	44,132	
Balance - Assets (-) liabilities	**19,567**	

20.3 Non-derivative financial liabilities designated to hedge accounting

(a.i) Future exports in dollar – Braskem S.A.

In September 2022, Braskem designated US$500 million of non-derivative foreign currency financial liabilities to hedge the future cash flow generated by its exports in 2029 (hedge exchange rate of US$1/R$5.179).

On September 30, 2022, the exports that were designated not yet realized and not discontinued, and the maturities of designated financial liabilities, on a consolidated basis, are shown below:

	Total nominal value US$
2024	288,854
2025	800,000
2028	1,250,000
2029	500,000
2030	800,000
2031	800,000
2032	800,000
	5,238,854

In the first nine months of 2022, there were no discontinuations.

All amounts in thousands Reais, except as otherwise stated

The following table provides the accumulated balance of discontinued hedge accounting until September 30, 2022, which is recorded in OCI and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
Hedge discontinued on fourth quarter 2022	150,000	2.0017	3.9786	296,535
Hedge discontinued - From first to fourth quarter 2023	718,372	2.0017	4.2698	1,629,321
Hedge discontinued - From third to fourth quarter 2024	400,000	2.0017	5.6430	1,456,520
	1,268,372			**3,382,376**

The changes in foreign exchange variation and Income Tax and Social Contribution under other comprehensive income of this hedge are as follows:

	Exchange variation	IR and CSL	Net effect
Balances at December 31, 2021	**(13,102,558)**	**4,454,869**	**(8,647,689)**
Exchange variation recorded in the period / IR and CSL	710,287	(241,498)	468,789
Exchange variation transferred to profit or loss / IR and CSL	1,124,856	(382,451)	742,405
Balances at September 30, 2022	**(11,267,415)**	**3,830,920**	**(7,436,495)**

(a.ii) Future sales in USD – Braskem Idesa

As of September 30, 2022, designated and unrealized sales and financial liabilities designated to hedge them were as follows:

	Nominal value US$
2023	12,500
2024	22,500
2025	22,500
2026	82,500
2030	225,000
2031	225,000
2032	525,000
2033	525,000
2034	300,000
2035	300,000
	2,240,000

The following table provides the accumulated amounts of hedge accounting previously discontinued until September 30, 2022, still recorded in Braskem Idesa's other comprehensive income, which will be transferred to financial income (expenses) according to the schedule of future hedged sales as they occur:

All amounts in thousands Reais, except as otherwise stated

Discontinuation in:	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
Hedge discontinued in May, 2016	9,585	13.4541	17.9915	43,492	11,691
Hedge discontinued in December, 2019	580,078	13.6665	19.6113	3,448,445	926,942
Hedge discontinued in December, 2019	22,415	13.4541	19.3247	131,591	35,372
Hedge discontinued in February, 2020	634	13.4541	18.5712	3,247	873
Hedge discontinued in October ,2021	1,133,848	13.6593	20.3587	7,596,153	2,041,846
Hedge discontinued in May ,2022	10,000	20.3587	20.3172	(415)	(112)
	1,756,561			11,222,512	3,016,612

The changes in foreign exchange variation and Income Tax under other comprehensive income are as follows:

	Exchange variation	IR	Net effect
Balances at December 31, 2021	**(2,231,511)**	**670,192**	**(1,561,319)**
Exchange variation recorded in the period / IR	134,241	(40,272)	93,969
Exchange variation transferred to profit or loss / IR	286,005	(85,802)	200,203
Balances at September 30, 2022	**(1,811,265)**	**544,118**	**(1,267,147)**

20.4 Credit quality of financial assets

(a) Trade accounts receivable

The Company's clients do not have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

Considering the expected credit losses, the percentage of trade accounts receivable by risk ratings was as follows:

		(%)	
		Sep/2022	Dec/2021
Minimal Risk		70.59	65.39
Low Risk		23.04	26.65
Medium Risk		3.89	6.02
High Risk		2.19	1.54
Very High Risk	(i)	0.29	0.40

(i) Clients in this group that are still active buy from Braskem and pay in advance.

For the export market, around 86% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, around 23% of the portfolio has guarantees, mainly suretyships by the partners of counterparties, complemented by credit insurance.

All amounts in thousands Reais, except as otherwise stated

(b) Cash and cash equivalents and financial investments

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor's, Moody's and Fitch Ratings, within the limits established in its financial policy:

			Sep/22			Dec/21
	Domestic market	Foreign market	Total	Domestic market	Foreign market	Total
Financial assets with risk assessment						
AAA	5,958,876	2,345,274	8,304,150	4,080,884	2,783,151	6,864,035
AA+	112,287		112,287	109,165		109,165
AA	290,311	111,731	402,042	188,742	629,671	818,413
AA-	228,240		228,240	63,675		63,675
A+	2,287	3,269,649	3,271,936	5,788	2,914,269	2,920,057
A	119,969		119,969	107,225		107,225
A-	625	1,714,427	1,715,052	634	236,335	236,969
BBB+	696	388	1,084	856	38	894
BBB	76	48	124	129	1,026,104	1,026,233
BBB-				554		554
BB+				50		50
BB				1,479		1,479
	6,713,367	7,441,517	14,154,884	4,559,181	7,589,568	12,148,749
Financial assets without risk assessment						
Quotas of investment funds in credit rights	2,547		2,547	1,721		1,721
Other financial assets with no risk assessment	88,950		88,950	25,989	13,782	39,771
	91,497		91,497	27,710	13,782	41,492
Total	6,804,864	7,441,517	14,246,381	4,586,891	7,603,350	12,190,241

20.5 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On September 30, 2022, the main risks that can affect the value of Company's financial instruments are:

- U.S. dollar/Brazilian Real exchange rate;
- Libor floating interest rate;
- IPCA inflation rate;
- Selic interest rate and CDI rate; and
- SOFR interest rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

All amounts in thousands Reais, except as otherwise stated

(b) Value at risk

The value at risk of the derivatives held by the Company which is defined as the impact on mark-to-market adjustment that could result in one month as from September 30, 2022, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$32,656 for put options and call options (Note 20.2(a.i)), US$16,590 for the U.S. dollar swap (Note 20.2(a.ii)) and US$10,881 for the CRA swap (Note 20.2(a.iii).

(c) Selection of scenarios

The Focus Market Readout published by the Central Bank of Brazil ("BACEN") was used to create the probable scenario for the U.S. dollar-Brazilian real exchange rate, the Selic interest rate and the CDI interest rate as at September 30, 2022.

According to the Market Readout, at the end of 2022, the U.S. dollar will remain at approximately R$5.20, while the Selic rate should reach 13.75% p.a. at the end of the period. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

Since the Market Readout survey does not include consensus forecasts for the Libor rate, the projection of the U.S. Federal Reserve for the Federal Funds rate at the end of the year was used, the most recent version of which published in September 2022, in comparison with the current level of the Federal Funds rate on July 29, 2022.

For each variable analyzed in the sensitivity analysis, the Company has considered estimating annualized variations corresponding to 1 and 3 standard deviations of monthly averages of the last five years. They are equivalent to approximately 15.866% and a 0.135% probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable.

Uncertainties of the current context

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date September 30, 2022. Given the instability in the current economic scenario caused by the COVID-19 pandemic and the global effects resulting from the conflict in Ukraine, interest rates and foreign exchange rates are affected daily. The Company's gains and losses in these probable stress scenarios are analyzed by increasing each variable at the end of December according to the aforementioned.

All amounts in thousands Reais, except as otherwise stated

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

			Additional variation to the book value	
				Gain (losses)
Instrument / Sensitivity	Exposure value as September 30, 2022	Probable (USDBRL 5,2)	Reasonably possible (USDBRL 6,14)	Possible (USDBRL 7,61)
Brazilian real/U.S. dollar exchange rate				
Bonds	(38,344,003)	1,465,222	(5,209,170)	(15,627,511)
Export prepayments	(1,605,643)	61,356	(218,132)	(654,397)
Investments	(2,120,806)	81,041	(288,119)	(864,357)
SACE	(1,662,260)	63,519	(225,824)	(677,472)
Dollar call and put options (i)	(7,903)	84,895	(321,322)	(1,601,263)
Dollar swap x CDI	(194,313)	36,383	(146,582)	(423,782)
MONFORTE	(202,726)	7,747	(27,541)	(82,623)
Nexi	(103,765)	3,965	(14,097)	(42,291)
Other	(774,403)	29,592	(105,205)	(315,616)
Financial investments abroad	4,212,840	(160,983)	572,329	1,716,988
Dollar swap x IPCA	19,567	28,554	(103,318)	(303,530)

				Gain (losses)
Instrument / Sensitivity	Exposure value as September 30, 2022	Probable (5,26%)	Reasonably possible (6,21%)	Possible (11,13%)
Libor floating interest rate				
Export prepayments	(36,500)	(2,347)	(3,842)	(11,525)
Nexi	(103,765)	(10,414)	(17,044)	(51,131)
SACE	(1,662,260)	(143,095)	(234,181)	(702,543)
MONFORTE	(202,726)	(10,815)	(17,700)	(53,100)
Investments	(2,120,806)	(175,224)	(286,760)	(860,281)
Other	(774,403)	(45,989)	(75,263)	(225,789)

				Gain (losses)
Instrument / Sensitivity	Exposure value as September 30, 2022	Probable (13,75%)	Reasonably possible (17,6%)	Possible (25,31%)
CDI interest rate				
Debentures	(1,841,693)		(496,565)	(1,810,771)
Financial investments in local currency	7,871,545		276,277	829,790

				Gain (losses)
Instrument / Sensitivity	Exposure value as September 30, 2022	Probable (5,74%)	Reasonably possible (9,94%)	Possible (12,36%)
IPCA interest rate				
Debêntures	(120,717)	8,975	(3,733)	(11,379)
BNDES	(396,977)	128,011	(59,415)	(193,251)
BNB/ FINEP/ FUNDES/FINISA/FINAME/FNE	(3,762)	333	(140)	(430)
CRA	(765,186)	216,852	(99,601)	(321,906)
Dollar swap x IPCA	19,567	(92,589)	30,306	93,210

				Ganhos (perdas)
Instrument / Sensitivity	Exposure value as September 30, 2022	Probable (13,75%)	Reasonably possible (17,01%)	Possible (24,52%)
Selic interest rate				
Leniency agreement	(838,495)		(24,283)	(72,512)

				Ganhos (perdas)
Instrument / Sensitivity	Exposure value em 30.9.2022	Probable (3,59%)	Reasonably possible (8,29%)	Possible (17,68%)
Selic interest rate				
Export prepayments	(1,569,142)	(86,551)	(282,717)	(848,151)
Export credit notes	(540,822)	(36,443)	(119,042)	(357,127)

(i) The Company is in the short position of a possible counterparty call.

All amounts in thousands Reais, except as otherwise stated

21 Taxes payable

	Consolidated		Parent company	
	Sep/22	Dec/21	Sep/22	Dec/21
Brazil				
IPI	96,696	131,290	96,696	131,290
ICMS	253,817	485,302	252,588	483,916
PIS and Cofins	19,924	33,516	18,101	31,141
Other	67,023	46,117	63,910	43,595
Other countries				
Value-added tax	74,917	229,571		
Tax on financial income	302,849	346,817		
Total	**815,226**	**1,272,613**	**431,295**	**689,942**
Current liabilities	596,007	1,012,116	431,295	689,942
Non-current liabilities	219,219	260,497		
Total	**815,226**	**1,272,613**	**431,295**	**689,942**

22 Income tax ("IR") and social contribution ("CSL")

(a) Amounts recognized in profit and loss

		Consolidated		Parent company	
		Sep/22	Sep/21	Sep/22	Sep/21
Profit before IR and CSL		**2,274,266**	**16,712,800**	**624,606**	**15,189,176**
IR and CSL at the rate of 34%		(773,250)	(5,682,352)	(212,366)	(5,164,320)
Permanent adjustments to the IR and CSL calculation basis					
Equity in results of investees		8,945	(373)	952,333	2,488,722
Thin capitalization		(186,272)	(205,356)	(186,272)	(205,356)
Tax losses reduction	(i)	(889,686)			
Effect of the refund of Braskem America´s tax benefit		122,265	541,227	122,265	541,227
Different jurisdictional taxes rates for companies abroad and tax basis		551,270	1,717,032		
Não incidência do IRPJ/CSL sobre atualização SELIC dos indébitos			473,264		473,264
Tax on dividends distribution		(125,413)			
Other permanent adjustments		80,763	(62,821)	74,231	131,891
Effect of IR and CSL on results of operations		**(1,211,378)**	**(3,219,379)**	**750,191**	**(1,734,572)**
Current IR and CSL expense		(1,097,199)	(2,343,571)	121,028	(994,043)
Deferred IR and CSL expense		(114,179)	(875,808)	629,163	(740,529)
Total		**(1,211,378)**	**(3,219,379)**	**750,191**	**(1,734,572)**
Effective rate		**53.3%**	**19.3%**	**-120.1%**	**11.4%**

(i) Mexico's federal revenue service ("SAT") has been questioning Braskem Idesa and Braskem SOFOM, the Company's investment firm in that country, about the calculation of income tax in prior periods. With the intermediation from the taxpayer defense attorney of Mexico ("Prodecon"), Braskem Idesa and Braskem SOFOM have been negotiating with SAT about the criteria and assumptions to be adopted in order to arrive at a potential accord that ends these disputes by revising the accrued tax losses in certain periods.

Based on these negotiations and the best estimates of the amount involved in a potential accord using tax losses, Braskem Idesa registered in this Quarterly Information a reduction in deferred tax credits of approximately US$163 million (R$881 million), with a corresponding entry under deferred income tax expense.

All amounts in thousands Reais, except as otherwise stated

(b) Income tax and social contribution on deferred income

	Consolidated		Parent company	
Asset	**Sep/22**	**Dec/21**	**Sep/22**	**Dec/21**
Tax losses (IR) and negative base (CSL)	2,817,051	3,354,716	439,777	58,421
Exchange variations	3,855,034	4,280,062	3,855,034	4,280,062
Temporary adjustments	4,581,632	4,782,277	4,229,032	4,374,027
Other	109,218	147,232	109,218	129,376
	11,362,935	**12,564,287**	**8,633,061**	**8,841,886**
Liability				
Amortization of goodwill based on future profitability	722,820	725,097	715,568	715,568
Tax depreciation	4,168,653	4,176,950	1,158,942	1,057,649
PIS/Cofins credit - exclusion of ICMS from the calculation basis	189,649	331,479	189,649	331,479
Temporary adjustments	108,014	88,993		
Present value adjustment and amortized cost	153,412	154,691	153,386	154,691
Amortization of fair value adjustments on	197,915	232,432	197,915	232,432
Other	4,817	4,827	4,817	4,818
	5,545,280	**5,714,469**	**2,420,277**	**2,496,637**

(c) Offset for the purpose of presentation in the consolidated statement of financial position

				Sep/22
	Headquarters (Country)	**Tax calculation**	**Offsetting**	**Balance**
Assets				
Braskem S.A	Brazil	8,633,061	(2,420,277)	6,212,784
Braskem Argentina	Argentina	19,195		19,195
Braskem America	USA	189,523	(189,523)	
Braskem Alemanha	Germany	38,815		38,815
Braskem Chile	Chile	219		219
Braskem Idesa	Mexico	2,346,796	(1,652,836)	693,960
Braskem Idesa Serviços	Mexico	26		26
Braskem México Serviços	Mexico	6,990		6,990
Braskem México	Mexico	47,589		47,589
B&TC	Netherlands	4,114		4,114
Cetrel	Brazil	38,247	(4,680)	33,567
DAC	Brazil	34,237	(2,572)	31,665
Terminal Puerto México	Mexico	4,068		4,068
Voqen Energia	Brazil	55	(26)	29
		11,362,935	**(4,269,914)**	**7,093,021**
Liabilities				
Braskem S.A	Brazil	2,420,277	(2,420,277)	
Braskem America	USA	1,464,889	(189,523)	1,275,366
Braskem Idesa	Mexico	1,652,836	(1,652,836)	
Cetrel	Brazil	4,680	(4,680)	
DAC	Brazil	2,572	(2,572)	
Voqen Energia	Brazil	26	(26)	
		5,545,280	**(4,269,914)**	**1,275,366**

(d) Realization of deferred tax assets

In the period ended September 30, 2022, the Company did not identify any events indicating that the book value of these deferred taxes exceeds the recoverable amount.

All amounts in thousands Reais, except as otherwise stated

(e) Exemption from IRPJ/CSLL on ICMS tax incentives and benefits

In October 2021, the Company obtained a preliminary injunction to exclude the ICMS tax incentives and benefits applicable to its operations, granted by the States and the Federal District, from the income tax calculation base as from 2021. Since it is an uncertain tax treatment, the tax remains booked in the balance sheet as income tax and social contribution payable.

In August 2022, a judgment was rendered restricting relief only to presumed ICMS credits, due to which the Company paid taxes amounting to R$1,038,255.

23 Sundry provisions

	Consolidated		Parent company	
	Sep/22	Dec/21	Sep/22	Dec/21
Provision for environmental damages	1,052,171	1,035,426	1,001,848	981,695
Provision for customers rebates	106,917	101,253	52,715	26,810
Other	129,164	152,584	90,625	112,806
Total	**1,288,252**	**1,289,263**	**1,145,188**	**1,121,311**
Current liabilities	473,658	465,051	405,529	377,314
Non-current liabilities	814,594	824,212	739,659	743,997
Total	**1,288,252**	**1,289,263**	**1,145,188**	**1,121,311**

24 Provisions for legal proceedings

24.1 Claims with probable chance of loss

	Consolidado		Controladora	
	Sep/22	Dec/21	Sep/22	Dec/21
Labor claims	217,391	268,758	214,078	262,187
Tax claims				
IR and CSL	58,979	61,946	58,979	61,946
PIS and Cofins	311,502	299,202	311,502	299,202
ICMS	340,143	331,094	340,143	331,094
Other tax claims	23,924	22,857	20,151	19,221
	734,548	**715,099**	**730,775**	**711,463**
Corporate claims	102,072	94,826	102,072	94,826
Civil claims and other	94,403	75,147	94,194	74,963
	1,148,414	**1,153,830**	**1,141,119**	**1,143,439**

All amounts in thousands Reais, except as otherwise stated

24.2 Contingent liabilities

		Consolidated	
	Note	**Sep/22**	**Dec/21**
Tax claims		18,035,639	17,224,429
Civil claims - Alagoas	26.1	2,732,477	2,614,344
Civil claims - Other		839,781	737,083
Labor claims		609,132	763,555
Environmental claims		629,433	571,057
Social security claims		522,254	398,783
Other lawsuits		369,128	337,807
Total		**23,737,844**	**22,647,058**

25 Leniency agreement with authorities

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations ("Investigation") and to report their findings.

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office ("MPF Agreement") and with U.S. and Swiss authorities ("Global Settlement"), in the amount of US$957 million (R$3.1 billion, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General ("CGU") and the Office of the Attorney General ("AGU"), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Settlement, "Agreements"), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$409,877 million due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement. However, no additional payments by the Company are estimated.

The Company already has paid R$3,070,578, distributed as shown below:

Agreements signed with:	**AGU FCG and MPF**	**DoJ (i)**	**OAG (i)**	**MPF**	**SEC (i)**	**Total**
Amounts paid	877,763	296,591	407,300	1,282,464	206,460	3,070,578

(i) U.S. Department of Justice ("DoJ"); Swiss Office of the Attorney General ("OAG") and U.S. Securities Exchange Commission ("SEC").

The Company will continue to undergo external monitoring by the AGU/CGU until the end of 2022. All compliance obligations are being honored as recommended by the authorities. Moreover, the Company is in compliance with all of its obligations under the Agreements and continues to cooperate with government authorities.

All amounts in thousands Reais, except as otherwise stated

26 Geological event - Alagoas

The Company operated, since its formation and subsequently as the successor of the company Salgema, salt mining wells located in Maceió city, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. In March 2018, an earthquake hit certain districts of Maceió, Alagoas, where the wells are located, and cracks were found in buildings and public streets of Pinheiro, Bebedouro, Mutange and Bom Parto districts.

The Geological Survey of Brazil ("CPRM") issued a report, in May 2019, indicating that the geological phenomenon observed in the region, could be related to the rock salt exploration activities developed by Braskem. In view of these events, on May 9, 2019, Braskem decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

The Company has been devoting its best efforts to understand the geological event occurring in specific districts of Maceió and has been conducting, with the support of independent institutions and nationally and internationally renowned specialists, a series of studies focusing on: (i) the understanding the geological phenomenon and possible surface effects; and (ii) the analyses of well's stability. The results are being shared with the Brazilian National Mining Agency ("ANM") and other pertinent authorities, which the Company has been maintaining constant dialogue.

Braskem presented to ANM the measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its wells, and, on November 14, 2019, it proposed the creation of a protective area surrounding certain wells as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution, and are being adopted in coordination with the Civil Defense of Maceió and other authorities.

On January 3, 2020, the 3rd Federal Court of Alagoas ratified the Agreement to Support the Relocation of People in Risk Areas ("Agreement"), entered into by Braskem and the State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU", and in conjunction with the MPE, DPE and MPF, the "Authorities"). The Agreement establishes cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem to the population in specified risk areas.

After updates of the Civil Defense Map, two legal instruments were signed with the Authorities, in July and October 2020, to include properties in said PCF.

In parallel, the Company negotiated with the competent authorities the Public-Interest Civil Action for Socio-environmental Reparation proposed by the MPF, related to the geological event in Alagoas.

On December 30, 2020, the Company and the Authorities executed:

(i) the Second Amendment to the Agreement dated January 3, 2020 ("Agreement for Compensation of Residents") through which the parties agreed to include in PCF the relocation of additional properties defined by both the Civil Defense Map, which was updated in December 2020 (version 4), and the specialized and independent technical studies ("Studies") commissioned by the Company and carried out by internationally recognized entities, including the area affected and with potential to be affected by the geological event according to these documents; and

All amounts in thousands Reais, except as otherwise stated

(ii) the "Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation" and the "Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation" with the MPF and MPE, the latter as intervening-consenting party (jointly referred to as "Agreement for Socio-Environmental Reparation"), both detailed in Note 26.1(ii). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, which depends on specific negotiation with eventual parties.

The Company has been maintaining its best efforts towards solving the issues arising from the geological event, proactively adopting all necessary and applicable measures whilst fully honoring all commitments undertaken. Worth noting: (i) PCF significant advances on assisting public authorities to vacate properties located in the risk areas and submitting full financial compensation offers with a high level of acceptance; (ii) the actions for closing and monitoring the salt wells, which are following the mining closure planning approved by the ANM, seeking to stabilize the subsidence phenomenon related to the salt mining; and (iii) the social and environmental diagnoses conducted in connection with the Socio-Environmental Reparation Agreement.

As assessed by the Company and its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision recorded on September 30, 2022 was R$7,232,587, with R$4,854,720 under current liabilities and R$2,377,867 under non-current liabilities.

The following table shows the changes in the provision in the period:

		Parent company Consolidated
	Sep/22	**Dec/21**
Balance at the beginning of the year	**7,661,259**	**9,175,777**
Provisions	1,413,530	1,339,765
Payments and reclassifications (*)	(1,976,083)	(2,928,081)
Realization of present value adjusment	133,881	73,798
Total	**7,232,587**	**7,661,259**
Current liability	4,854,720	4,378,071
Non-current liability	2,377,867	3,283,188
Total	**7,232,587**	**7,661,259**

(*) Of this amount, R$1,838,520 (2021: R$2,739,686) refers to payments made and R$137,563 (2021: R$188,395) was reclassified to other accounts payable.

The current provision can be segregated into the following action fronts:

a. Support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

This action has a provision of R$2,411,828 (2021: R$3,390,849) that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

All amounts in thousands Reais, except as otherwise stated

b. Actions for closing and monitoring the salt wells, environmental actions and other technical matters. Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining wells. Based on studies of the specialists, the recommendation was to fill 9 salt wells with solid material, a process that should take 4 years. For the remaining 26, the recommended actions are: closure using the tamponade technique, which consists of promoting the cavity pressurization, applied worldwide for post-operation cavities; confirmation of natural filling status; and, for some wells, sonar monitoring.

   The provisioned balance amount of R$1,541,230 (2021: R$1,691,032) to implement the measures described in this item was calculated based on existing techniques and the solutions planned for the current conditions of the wells, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed in the future, in accordance with the results of the monitoring of the wells, the progress of implementing the plans to close wells, the possible changes to be made to the environmental plan, the monitoring of the ongoing measures and other possible natural alterations.

   The monitoring system implemented by Braskem envisages actions developed during and after the closure of wells, focusing on safety and monitoring of region's stability.

   The Company's actions are based on technical studies conducted by outsourced specialists, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by the ANM.

   In June 2022, in compliance with the Agreement for Socio-environmental Reparation, Braskem submitted to the Federal Prosecution Office the environmental diagnosis containing the evaluating the potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required.

   As established in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. This phase starts the process established in the agreement that includes discussions with authorities.

c. Social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1,580,000 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. The balance of this provision, updated by inflation index established in the agreement, is R$1,582,333 (2021: R$1,577,186).

d. Additional measures, for which the balance of provision is R$1,697,196 (R$1,002,192), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure for assisting residents; (iv) expenses with managing the geological event in Alagoas relating to communication, compliance, legal services, etc.; (v) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (vi) other matters classified as a present obligation for the Company, even if not yet formalized.

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method; the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense map; and the conclusion of studies that indicate recommendations

from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The measures related to the mine closure plans are also subject to the analysis and approval by the ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of the geological event.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plans to close the wells may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the assessment of the future behavior of cavities to be monitored using sonar and piezometers could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, to be financed by Braskem, will be proposed considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan will be agreed to be part of the measures for a Plan to Recover Degraded Areas ("PRAD").

At this time, the preliminary actions for addressing the environmental impacts are already being mapped, but it is still impossible to predict the developments of discussions on the environmental plan with authorities, as well as possible costs to be added in the Company's provisions.

Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the Municipality of Maceió.

Also in the context of understandings with the authorities to address claims related to the event in Alagoas, on October 26, 2022, the 3rd Federal Court of Alagoas ratified the Term of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area ("Flexais Agreement"), entered into by Braskem and the Federal Prosecution Office ("MPF"), the State Prosecution Office ("MPE"), the Federal Public Defender's Office ("DPU"), and Municipality of Maceió for the adoption of action for requalification in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location. The expected disbursement amounts to the execution of the obligations defined in the Term of Agreement are part of the provision under (d) Additional Measures.

The Company has been making progress in negotiations with government authorities about other indemnification requests to understand them better, which resulted in advances in understanding between the parties. Although future disbursements may occur as a result of the negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

All amounts in thousands Reais, except as otherwise stated

Consequently, the Company cannot eliminate the possibility of future developments related to the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

The Company is negotiating with its insurers the coverage of its insurance policies and has made progress in analyses and discussions to regulate the claim. The payment of compensation will depend on technical assessment of the insurance coverage under these policies, taking into consideration the complexity of the subject. For this reason, no payment of compensation was recognized in the Quarterly Information of the Company.

26.1 Lawsuits pending

In the context of this event, the following lawsuits were filed against the Company:

(i) Public-Interest Civil Action ("ACP") filed by the Alagoas State Prosecution Office (MPE) and the Alagoas State Public Defender's Office – Reparation for Residents

Public-Interest Civil Action claiming the payment of indemnification for damages caused to the buildings and the residents of areas affected in the Pinheiro district and surrounding areas (currently includes the Mutange, Bebedouro and Bom Parto districts), in the total minimum amount of R$6.7 billion, with initial request for provisional measure to freeze the Company's financial and other assets in the same amount. Successive orders to freeze funds resulted in the court blocking of R$3.7 billion in assets in 2019, and the unfreezing occurred in January 2020. Once the case was sent to the Federal Courts, the Federal Prosecution Office started to participate in the action.

The first agreement under this Public-Interest Civil Action (Reparation for Residents) was approved on January 3, 2020. The Agreement to Support the Relocation of People in Risk Areas ("Agreement"), entered into by Braskem and the Alagoas State Prosecutors' Office ("MPE"), the Alagoas State Public Defenders' Office ("DPE"), the Federal Prosecutors' Office ("MPF") and the Federal Public Defenders' Office ("DPU", and jointly with the MPE, DPE and MPF, the "Authorities"), establishes cooperative actions for relocating people in risk areas and guaranteeing their safety, which provides support under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem, for the population in specified risk areas.

After updates of the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), two legal instruments were entered into with the Authorities, in July and October 2020, to include properties in the PCF.

On December 30, 2020, the Company and the Authorities executed a second amendment to the Agreement ("Agreement for Compensation of Residents") to terminate the Public-Interest Civil Action, through which the parties agreed to include in PCF the relocation of additional properties defined in the updated version of the Civil Defense Map, of December 2020, and in the independent technical and specialized studies engaged by the Company on the potential impact of the geological event on the surface of the region ("Studies"). The Agreement for Compensation of Residents includes the area currently affected by the geological event, according to the Civil Defense, and the areas with potential future impacts indicated in the Studies.

To implement the actions envisaged in the Public-Interest Civil Action, the Company undertook to maintain R$2.7 billion in a checking account (R$1.7 billion under the Agreement and an additional R$1 billion under the Second Amendment), with minimum working capital of R$100 million, whose transactions will be verified by an external audit company. On September 30, 2022, arising from the costs incurred related to the PCF, the balance of this checking account corresponded to R$160,368 under current assets (2021: R$835,517). In addition, the Company and the Authorities agreed to: (i) create a technical group (Technical Monitoring Committee) to monitor the

All amounts in thousands Reais, except as otherwise stated

geological event and study the areas adjacent to the Civil Defense Map for a period of five years; and (ii) maintain a performance bond, currently in the amount of R$1.5 billion (down from the R$2 billion performance bond envisaged in the Agreement).

With the judicial ratification by the courts of the Agreement for Compensation of Residents on January 6, 2021, this Public-Interest Civil Action was terminated.

(ii) Public-Interest Civil Action ("ACP") filed by the Alagoas State Federal Prosecution Office (MPF-AL) – Social-environmental reparation

Public-Interest Civil Action claiming the payment by the Company of indemnification for socio-environmental damages and other collective damages, as well as the adoption of corrective and environmental compliance measures, with preliminary injunction requiring the freezing of assets, suspension of borrowings with the BNDES, formation of an own private fund in the initial amount of R$3.1 billion and the pledging of guarantees in the amount of R$20.5 billion. The amount of the action was R$27.6 billion.

On December 30, 2020, the Agreement for Socio-environmental Reparation was executed, with the Company mainly undertaking to: (i) adopt measures to stabilize and monitor the subsidence phenomenon resulting from salt mining; (ii) repair, mitigate or compensate potential impacts and environmental damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate potential impacts and social and urban damages arising from salt mining in the Municipality of Maceió, as detailed below:

(i) To stabilize the cavities and monitor the soil, the Company continues to implement the action plans involving the closure of mining fronts prepared by Braskem and approved by the ANM, whose measures can be adjusted until the stability of the subsidence phenomenon resulting from salt mining is verified.

(ii) Regarding the potential environmental impacts and damages resulting from salt mining in the Municipality of Maceió: as agreed with the MPF, the Company hired a specialized independent company to identify and recommend measures for recovering, mitigating or compensating any environmental impacts identified as the result of salt mining activities in Maceió. The study was delivered to the MPF on June 30, 2022, will follow the procedures as per the agreement for final consolidation of the actions to be adopted in the mutual agreement between the Company and the MPF, but it is not possible to predict the outcome or if it will result in additional amounts other than those already recorded in the provision.

(iii) Regarding potential impacts and social and urban damages arising from salt mining in the city of Maceió: to allocate the maximum amount of R$1,280 million for adopting actions and measures in vacated areas, urban mobility actions and social compensation actions. For these social compensation actions and measures, on June 30, 2022, the Company filed with the MPF the report and the respective plan of social action that will be used as base to define the measures to be adopted. Braskem also will allocate the amount of R$300 million for indemnification for social and collective pain and suffering and possible contingencies related to actions in vacated areas and in urban mobility actions.

The Company and the Federal Prosecution Office also agreed to hire a specialized consultancy to evaluate the Company's Social and Environmental Management Program and on the pledging of security interest involving certain assets of the Company in the amount of R$2.8 billion to substitute the performance bond of R$1 billion.

The Agreement for Socio-environmental Reparation was ratified by Court on January 6, 2021, with the termination of the Public-Interest Civil Action for Socio-environmental Reparation with regard to Braskem. Moreover, this agreement provides for the possibility of including other parties, including the Municipality of Maceió.

All amounts in thousands Reais, except as otherwise stated

Finally, under the Agreement for Socio-environmental Reparation, on January 21, 2021 the Civil Investigation launched in June 2020 by the MPE was closed. It aimed to: (i) calculate the extent of the urban damages caused by the geological event that occurred in Maceió; (ii) seek, jointly with those entitled, necessary and adequate architectural solutions for the destination, restoration and/or use of the cited empty spaces left in the districts impacted; (iii) calculate, if applicable, potential compensatory liabilities for the damages caused to the urban order.

(iii) Public-Interest Civil Action filed by the Federal Public Defender's Office (DPU): refusal of insurance within the scope of Housing Financial System ("SFH")

Public-interest civil action filed by DPU to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement – See item (i).

Insurers linked to SFH, financial agents, the regulatory agency and Braskem are the defendants. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds in the subsidence phenomenon.

It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied.

(iv) Indemnifying action: Companhia Brasileira de Trens Urbanos ("CBTU")

On February 2, 2021, the Company was notified of the filing of an action by Companhia Brasileira de Trens Urbanos ("CBTU"), formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$222 million and for moral damages in the amount of R$500 thousand, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area.

On September 30, 2022, the inflation-adjusted amount of this lawsuit was R$1.4 billion (2021: R$1.4 billion). Braskem entered into a memorandum of understanding with CBTU to reach a mutual solution and suspend the lawsuit during the negotiation period, and has made progress in the technical understanding about the topic. As a result of a joint petition filed by the parties, the lawsuit was suspended until December 20, 2022.

Braskem´s Management, based on its evaluation and that of its external legal advisors, classifies the probability of loss in this case as possible.

(v) Action for Damages: Pinheiro District Property

Action for Damages filed by Construtora H. Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. As of September 30, 2022, the amount of this action is R$298 million (2021: R$264 million). The lawsuit is ongoing, and Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

All amounts in thousands Reais, except as otherwise stated

(vi) Other individual actions: Indemnifications related to the impacts of subsidence and relocation of areas affected

On September 30, 2022, Braskem was defendant in several other actions, that, in aggregate, involve the amount of approximately R$978 million (2021: R$895 million), filed by individuals in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.

27 Equity

27.1 Capital

On September 30, 2022, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,207,834 shares with no par value, distributed as follows:

								Amount of shares	
		Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Novonor		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			41,790,134	12.11			41,790,134	5.24
Other		12,907,077	2.86	147,660,613	42.79	478,790	100.00	161,046,480	20.21
Total		**451,668,652**	**100.00**	**344,394,984**	**99.81**	**478,790**	**100.00**	**796,542,426**	**99.92**
Treasury shares				665,408	0.19			665,408	0.08
Total		**451,668,652**	**100.00**	**345,060,392**	**100.00**	**478,790**	**100.00**	**797,207,834**	**100.00**
Authorised		**535,661,731**		**616,682,421**		**593,818**		**1,152,937,970**	

(i) American Depository Receipt ("ADR") on the New York Stock Exchange – NYSE (USA).

27.2 Rights to shares

In the period ended September 30, 2022, 236,758 shares held in treasury were delivered to participants of the LTI Program 2019, which was fully settled in April 2022. In 2021, 322,712 shares were granted as payment of the LTI Program 2018.

27.3 Payment of dividends

On April 19, 2022, the Annual and Extraordinary Shareholders Meeting approved distribution of the proposed additional dividends for fiscal year 2021, corresponding to R$1.696348838321 per outstanding common share and class "A" preferred share, in the amount of R$1.35 billion, payment of which was made as from May 2, 2022.

All amounts in thousands Reais, except as otherwise stated

27.4 Other comprehensive income

	Attributed to shareholders' interest									Consolidated
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Cash flow hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
Balances at December 31, 2020	**96,571**	**(322)**	**(5,774)**	**(9,972,757)**	**(609,197)**	**(163,714)**	**5,445,695**	**(5,209,498)**	**(923,014)**	**(6,132,512)**
Additional indexation										
Realization by depreciation or write-off assets	(29,733)							(29,733)		(29,733)
Income tax and social contribution	10,110							10,110		10,110
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(818)							(818)		(818)
Income tax and social contribution	278							278		278
Fair value adjustments										
Accounts receivable		52						52		52
Foreign sales hedge										
Exchange rate				(1,390,870)				(1,390,870)	(76,897)	(1,467,767)
Transfer to result				1,783,949				1,783,949	92,108	1,876,057
Income tax and social contribution				(131,821)				(131,821)	(4,563)	(136,384)
Fair value of Cash flow hedge										
Change in fair value					110,071			110,071		110,071
Transfer to result					75,954			75,954	25,319	101,273
Income tax and social contribution					(60,210)			(60,210)	(7,596)	(67,806)
Fair value of cash flow hedge from jointly-controlled (RPR)					1,239			1,239		1,239
Actuarial losses net of benefits post-employment, net of taxes						1,067		1,067		1,067
Foreign currency translation adjustment							1,084,902	1,084,902	(32,500)	1,052,402
Effect of CPC 42 / IAS 29 - hyperinflation							25,386	25,386		25,386
Balances at September 30, 2021	**76,408**	**(270)**	**(5,774)**	**(9,711,499)**	**(482,143)**	**(162,647)**	**6,555,983**	**(3,729,942)**	**(927,143)**	**(4,657,085)**

All amounts in thousands Reais, except as otherwise stated

Consolidated

	Attributed to shareholders' interest									
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Cash flow hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
Balances at December 31, 2021	**69,688**	**(452)**	**(5,774)**	**(9,818,677)**	**(346,471)**	**(140,686)**	**7,072,214**	**(3,170,158)**	**(897,467)**	**(4,067,625)**
Additional indexation										
Realization by depreciation or write-off assets	(29,733)							(29,733)		(29,733)
Income tax and social contribution	10,110							10,110		10,110
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(817)							(817)		(817)
Income tax and social contribution	278							278		278
Fair value adjustments										
Accounts receivable		1,009						1,009		1,009
Foreign sales hedge										
Exchange rate				810,967				810,967	33,561	844,528
Transfer to result				1,339,360				1,339,360	71,501	1,410,861
Income tax and social contribution				(718,504)				(718,504)	(31,519)	(750,023)
Fair value of Cash flow hedge										
Change in fair value					405,076			405,076		405,076
Transfer to result					(1)			(1)		(1)
Income tax and social contribution					(137,726)			(137,726)		(137,726)
Fair value of cash flow hedge from jointly-controlled (RPR), net of taxes					1,660			1,660		1,660
Foreign currency translation adjustment							(965,870)	(965,870)	27,954	(937,916)
Effect of CPC 42 / IAS 29 - hyperinflation							53,523	53,523		53,523
Balances at September 30, 2022	**49,526**	**557**	**(5,774)**	**(8,386,854)**	**(77,462)**	**(140,686)**	**6,159,867**	**(2,400,826)**	**(795,970)**	**(3,196,796)**

(i) Transfer to the income statement when divestment or transfer of control of subsidiary.
(ii) Transfer to retained earnings as the asset is depreciated or written-off/sold.
(iii) For receivables classified as fair value through other comprehensive income, transfer to the income statement when attainment of jurisdiction or early liquidation.
(iv) Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(v) Transfer to retained earnings when the extinction of the plan.
(vi) Transfer to the income statement when write-off of subsidiary abroad.

All amounts in thousands Reais, except as otherwise stated

28 Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

		Sep/22		Sep/21
	Basic	Diluted	Basic	Diluted
Profit for the period attributed to Company's shareholders	1,374,797	1,374,797	13,454,604	13,454,604
Distribution of priority dividends attributable to:				
Preferred shares class "A"	208,655	208,655	208,564	208,564
Preferred shares class "B"	290	290	303	303
	208,945	208,945	208,867	208,867
Distribution of 6% of unit price of common shares	273,648	273,648	273,726	273,726
Distribution of excess profits, by class:				
Common shares	506,272	506,272	7,363,465	7,363,465
Preferred shares class "A"	385,932	385,932	5,608,546	5,608,546
	892,204	892,204	12,972,011	12,972,011
Reconciliation of income available for distribution, by class (numerator):				
Common shares	779,920	779,920	7,637,191	7,637,191
Preferred shares class "A"	594,587	594,587	5,817,110	5,817,110
Preferred shares class "B"	290	290	303	303
	1,374,797	1,374,797	13,454,604	13,454,604
Weighted average number of shares, by class (denominator):				
Common shares	451,668,652	451,668,652	451,668,652	451,668,652
Preferred shares class "A"	344,307,392	345,060,392	344,023,386	345,049,672
Preferred shares class "B"	478,790	478,790	500,230	500,230
	796,454,834	797,207,834	796,192,268	797,218,554
Profit (loss) per share (in R$)				
Common shares	1.7268	1.7268	16.9088	16.9088
Preferred shares class "A"	1.7269	1.7231	16.9091	16.8588
Preferred shares class "B"	0.6057	0.6057	0.6057	0.6057

All amounts in thousands Reais, except as otherwise stated

Weighting of shares:

		Sep/22	
		Basic	
		Preferred shares	
		Class "A"	
	Nota	Outstanding shares	Weighted average
Amount at beginning of the period		**344,158,226**	**344,158,226**
Incentive long term plan payments with treasury shares	27.2	236,758	149,166
Amount at the end of the period		**344,394,984**	**344,307,392**

	Sep/21	
	Basic	
	Preferred shares	
	Class "A"	
	Outstanding shares	Weighted average
Amount at beginning of the period	**343,824,794**	**343,824,794**
Incentive long term plan payments with treasury shares	322,712	198,592
Amount at the end of the period	**344,147,506**	**344,023,386**

All amounts in thousands Reais, except as otherwise stated

29 Net revenues

	Consolidated		Parent company	
	Sep/22	Sep/21	Sep/22	Sep/21
Sales revenue				
Domestic market	56,825,250	52,847,961	56,656,239	52,722,984
Foreign market	32,952,831	37,141,545	9,716,278	8,665,801
	89,778,081	89,989,506	66,372,517	61,388,785
Sales and services deductions				
Taxes				
Domestic market	(11,940,774)	(12,128,478)	(11,902,069)	(12,110,192)
Foreign market	(51,494)	(41,340)		
Sales returns				
Domestic market	(140,279)	(290,822)	(140,278)	(290,822)
Foreign market	(116,007)	(115,770)	(17,769)	(21,566)
	(12,248,554)	(12,576,410)	(12,060,116)	(12,422,580)
Net sales and services revenue	**77,529,527**	**77,413,096**	**54,312,401**	**48,966,205**

30 Expenses by nature and function

	Consolidated		Parent company	
	Sep/22	Sep/21	Sep/22	Sep/21
Classification by nature:				
Raw materials other inputs	(57,233,022)	(45,097,376)	(43,523,613)	(31,358,012)
Personnel expenses	(2,440,480)	(2,542,467)	(1,888,278)	(1,676,912)
Outsourced services	(2,469,143)	(2,101,880)	(1,643,923)	(1,410,804)
Depreciation and amortization	(3,301,916)	(2,812,758)	(2,204,029)	(1,645,160)
Freights	(3,040,341)	(2,104,789)	(1,149,666)	(987,816)
Idle industrial plants	(262,548)	(232,748)	(187,512)	(104,765)
Reversal for damages - Alagoas geological event (Note 26)	(1,413,530)	69,130	(1,413,530)	69,130
PIS and Cofins credits - exclusion of ICMS from the calculation basis		1,031,099		1,031,099
Other income	210,575	204,611	170,068	170,239
Other expenses	(1,490,298)	(1,503,200)	(1,136,572)	(1,018,441)
Total	**(71,440,703)**	**(55,090,378)**	**(52,977,055)**	**(36,931,442)**
Classification by function:				
Cost of products sold	(66,092,483)	(52,057,968)	(49,030,872)	(35,373,198)
Selling and distribution	(1,572,582)	(1,475,809)	(890,031)	(739,010)
(Loss) reversals for impairment of trade accounts receivable	(21,390)	2,925	(3,260)	(2,363)
General and administrative	(1,964,647)	(1,751,153)	(1,312,559)	(1,126,754)
Research and development	(255,327)	(197,995)	(136,804)	(107,695)
Other income (i)	210,570	1,304,840	170,068	1,270,468
Other expenses	(1,744,844)	(915,218)	(1,773,597)	(852,890)
Total	**(71,440,703)**	**(55,090,378)**	**(52,977,055)**	**(36,931,442)**

All amounts in thousands Reais, except as otherwise stated

31 Financial results

	Consolidated		Parent company	
	Sep/22	Sep/21	Sep/22	Sep/21
Financial income				
Interest income	747,212	298,224	673,268	250,788
Update of tax credits	22,175	1,018,374	22,246	1,018,346
Gain on derivatives	437,625	208,823	92,592	39
Other	167,125	66,225	120,181	58,541
	1,374,137	**1,591,646**	**908,287**	**1,327,714**
Financial expenses				
Interest expenses	(2,294,665)	(2,161,617)	(2,399,213)	(2,403,973)
Monetary variations on fiscal debts	(153,471)	(70,770)	(152,851)	(66,436)
Discounts granted	(87,149)	(63,717)	(82,171)	(57,016)
Loans transaction costs - amortization	(217,088)	(590,884)	(10,601)	(6,326)
Adjustment to present value - appropriation	(344,975)	(126,148)	(327,858)	(134,509)
Interest expense on leases	(141,821)	(115,983)	(99,094)	(67,514)
Losses on derivatives	(492,684)	(857,942)	(168,762)	(360,807)
Other	(338,006)	(282,728)	(167,514)	(124,726)
	(4,069,859)	**(4,269,789)**	**(3,408,064)**	**(3,221,307)**
Exchange rate variations, net				
On financial assets	(471,811)	60,265	(258,783)	216,785
On financial liabilities	(673,332)	(2,990,943)	(754,271)	(2,489,087)
	(1,145,143)	**(2,930,678)**	**(1,013,054)**	**(2,272,302)**
Total	**(3,840,865)**	**(5,608,821)**	**(3,512,831)**	**(4,165,895)**

The effects from exchange variation on the Company's transactions are mainly due to the variations in the following currencies:

	End of period rate			Average rate		
	Sep/22	Dec/21	Variation	Sep/22	Sep/21	Variation
U.S. dollar - Brazilizan real	5.4066	5.5805	-3.12%	5.1360	5.3317	-3.67%
Euro - Brazilizan real	5.2904	6.3210	-16.30%	5.4629	6.3768	-14.33%
Mexican peso - Brazilizan real	0.2688	0.2730	-1.54%	0.2535	0.2649	-4.29%
U.S. dollar - Mexican peso	20.1242	20.4519	-1.60%	20.2660	20.1366	0.64%
U.S. dollar - Euro	1.0328	0.8853	16.67%	0.9415	0.8361	12.61%

All amounts in thousands Reais, except as otherwise stated

32 Segment information

							Sep/22
				Operating expenses			
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes
Reporting segments							
Brazil	55,140,720	(48,842,148)	6,298,572	(1,349,243)		(1,714,976)	3,234,353
USA and Europe	19,399,261	(16,175,326)	3,223,935	(603,281)		60,196	2,680,850
Mexico	4,758,537	(3,737,731)	1,020,806	(332,566)		71	688,311
Total	**79,298,518**	**(68,755,205)**	**10,543,313**	**(2,285,090)**		**(1,654,709)**	6,603,514
Other segments	294,552	(189,396)	105,156	69,299	26,307	2,055	202,817
Corporate unit				(1,593,238)		126,283	(1,466,955)
Braskem consolidated before eliminations and reclassifications	**79,593,070**	**(68,944,601)**	**10,648,469**	**(3,809,029)**	**26,307**	**(1,526,371)**	**5,339,376**
Eliminations and reclassifications	(2,063,543)	2,852,118	788,575	(4,917)		(7,903)	775,755
Total	**77,529,527**	**(66,092,483)**	**11,437,044**	**(3,813,946)**	**26,307**	**(1,534,274)**	**6,115,131**

							Sep/21
				Operating expenses			
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes
Reporting segments							
Brazil	49,770,138	(33,725,131)	16,045,007	(1,137,703)		(580,909)	14,326,395
USA and Europe	24,986,945	(17,609,468)	7,377,477	(651,549)		(35,835)	6,690,093
Mexico	4,599,857	(2,346,057)	2,253,800	(340,628)		(5,783)	1,907,389
Total	**79,356,940**	**(53,680,656)**	**25,676,284**	**(2,129,880)**		**(622,527)**	**22,923,877**
Other segments	256,408	(162,548)	93,860	59,780	(1,097)	1,439	153,982
Corporate unit				(1,340,488)		1,019,680	(320,808)
Braskem consolidated before eliminations and reclassifications	**79,613,348**	**(53,843,204)**	**25,770,144**	**(3,410,588)**	**(1,097)**	**398,592**	**22,757,051**
Eliminations and reclassifications	(2,200,252)	1,785,236	(415,016)	(11,444)		(8,970)	(435,430)
Total	**77,413,096**	**(52,057,968)**	**25,355,128**	**(3,422,032)**	**(1,097)**	**389,622**	**22,321,621**

33 Contractual obligations

The Company has long-term contractual obligations arising from agreements executed for the purchase of inputs. As of September 30, 2022, these obligations amounted to R$6,179,143 and should be settled by 2044.